                       WISCONSIN ELECTRIC POWER COMPANY

                      1995 ANNUAL REPORT TO STOCKHOLDERS

                      ACCOMPANYING INFORMATION STATEMENT
                      ----------------------------------



                               TABLE OF CONTENTS
                               -----------------


      ITEM                                                           PAGE
      ----                                                           ----

      Business                                                        A-2

      Market for Common Equity and Related Stockholder Matters        A-3

      Selected Financial Data                                         A-4

      Management's Discussion and Analysis of Financial
        Condition and Results of Operations                           A-5

      Income Statement                                                A-24

      Statement of Cash Flows                                         A-25

      Balance Sheet                                                   A-26

      Capitalization Statement                                        A-28

      Common Stock Equity Statement                                   A-29

      Notes to Financial Statements                                   A-30

      Directors                                                       A-46

      Executive Officers                                              A-46

                                   BUSINESS

Wisconsin Electric Power Company ("WE" or the "Company") is an operating public utility incorporated in the State of Wisconsin in 1896. Effective January 1, 1996, Wisconsin Energy Corporation ("WEC"), WE's parent company, merged its natural gas utility subsidiary, Wisconsin Natural Gas Company ("WN"), into WE to form a single combined utility subsidiary. Where applicable, references to WE include WN prior to the merger. Additional information concerning the merger may be found in Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - "RESULTS OF OPERATIONS - Mergers" and in Note B - "Mergers" in the NOTES TO FINANCIAL STATEMENTS in Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA. WE's operations are conducted in three business segments, the primary operations of which are as follows:

 Business Segment                             Operations
 ----------------                             ----------

Electric Operations             WE generates, transmits, distributes and sells
                                electric energy in a territory of
                                approximately 12,000 square miles with a population estimated at over 2,200,000 in southeastern (including the Milwaukee area), east central and northern Wisconsin and in the Upper Peninsula of Michigan.

Gas Operations                  The WE gas operations ("WEGO") purchases,
                                distributes and sells natural gas to retail customers and transports customer-owned gas in three distinct service areas in Wisconsin:
                                west and south of the City of Milwaukee, the Appleton area and the Prairie du Chien area.
                                The gas service territory, which has an
                                estimated population of over 1,100,000, is largely within WE's electric service area.

Steam Operations                WE distributes and sells steam supplied by
                                WE's Valley Power Plant to space heating and processing customers in downtown and near southside areas of Milwaukee.

For additional financial information about business segments, see Note L - "Information by Segments of Business" in the NOTES TO FINANCIAL STATEMENTS.

                         MARKET FOR COMMON EQUITY AND
                          RELATED STOCKHOLDER MATTERS

The amount of cash dividends declared on WE's Common Stock during the two most recent fiscal years are set forth below. Dividends were paid to WE's sole common stockholder, WEC.

==============================================================================
                                Quarter               Total Dividend *
- ------------------------------------------------------------------------------
           1994                    1                   $ 36,325,000
                                   2                   $ 38,208,667
                                   3                   $ 38,208,667
                                   4                   $ 38,208,667
- ------------------------------------------------------------------------------
           1995                    1                   $ 38,208,667
                                   2                   $ 40,455,444
                                   3                   $ 40,455,444
                                   4                   $ 40,455,444
==============================================================================
* Includes dividends paid by WN in 1994 and 1995.

                                 SELECTED FINANCIAL DATA

WISCONSIN ELECTRIC POWER COMPANY ***

SELECTED FINANCIAL DATA
===============================================================================================
Year Ended December 31                  1995        1994        1993**      1992**      1991**
- ----------------------               ----------  ----------  ----------  ----------  ----------
                                                       (Thousands of Dollars)
Earnings available
 for common stockholder              $  239,465  $  180,403* $  187,703  $  170,034  $  188,554

Operating revenues
 Electric                            $1,437,480  $1,403,562  $1,347,844  $1,298,723  $1,292,809
 Gas                                    318,262     324,349     331,301     283,699     273,803
 Steam                                   14,742      14,281      14,090      13,093      12,986
                                     ----------  ----------  ----------  ----------  ----------
Total operating revenues             $1,770,484  $1,742,192  $1,693,235  $1,595,515  $1,579,598
                                     ==========  ==========  ==========  ==========  ==========

Total assets                         $4,318,924  $4,202,193  $4,078,973  $3,623,838  $3,366,063

Long-term debt and preferred stock-
 redemption required                 $1,325,169  $1,257,776  $1,274,476  $1,280,012  $1,171,017
- -----------------------------------------------------------------------------------------------
Sales and Customers
Electric
 Megawatt-hours sold                 27,283,869  26,911,363  25,685,436  24,747,581  25,016,247
 Customers (End of year)                955,616     944,855     932,285     919,466     907,871

Gas
 Therms delivered (Thousands)           886,729     811,219     809,348     772,036     767,071
 Customers (End of year)                357,030     347,080     336,571     327,247     317,891

Steam
 Pounds sold (Millions)                   2,532       2,395       2,376       2,284       2,282
 Customers (End of year)                    473         471         459         472         468
===============================================================================================
QUARTERLY FINANCIAL DATA

===============================================================================================
                                                             (Thousands of Dollars)
- -----------------------------------------------------------------------------------------------
                                                        March                     June
Three Months Ended                                 1995        1994          1995        1994
- ------------------                              ---------   ---------     ---------   ---------
Total operating revenues                        $ 471,122   $ 509,681     $ 405,093   $ 400,340
Operating income                                   84,572      43,436*       72,848      63,854
Earnings available
 for common stockholder                            62,121      22,712*       51,249      42,885
- -----------------------------------------------------------------------------------------------

- -----------------------------------------------------------------------------------------------
                                                      September                  December
Three Months Ended                                 1995        1994          1995        1994
- ------------------                              ---------   ---------     ---------   ---------
Total operating revenues                        $ 426,413   $ 400,512     $ 467,856   $ 431,659
Operating income                                   80,704      71,248        90,897      84,735
Earnings available
 for common stockholder                            58,679      50,796        67,416      64,010
===============================================================================================

Quarterly results of operations are not directly comparable because of seasonal and other factors.
See MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Earnings and dividends per share are not provided as all of WE's common stock is held by WEC.

  * Includes nonrecurring $73.9 million charge in 1994 ($45 million net of tax) related to WE's
    Revitalization program.
 ** Restated to reflect the merger of Wisconsin Southern Gas Company, Inc. ("WSG") into Wisconsin
    Natural Gas Company ("WN") effective on January 1, 1994.
*** Where applicable, prior year financial and statistical information has been restated to include WN at historical values.


               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

Effective January 1, 1996, Wisconsin Energy Corporation ("WEC"), Wisconsin Electric Power Company's ("WE" or the "Company") parent company, merged its natural gas utility subsidiary, Wisconsin Natural Gas Company ("WN"), into WE to form a single combined utility subsidiary. Where applicable, references to WE include WN prior to the merger and financial and statistical information has been restated to include WN at historical values. Additional information concerning the merger may be found below under "RESULTS OF OPERATIONS - Mergers" and in Note B - "Mergers" in the NOTES TO FINANCIAL STATEMENTS.

As previously reported, WEC has entered into an agreement with Northern States Power Company, a Minnesota corporation ("NSP"), which provides for a strategic business combination involving the two companies in a "merger-of-equals" transaction. The future operations and financial position of WE will be significantly affected by the proposed merger. Consummation of the proposed merger is subject to a number of conditions, including obtaining all required regulatory approvals. Additional information concerning such agreement and proposed transaction may be found below under "RESULTS OF OPERATIONS - Mergers" and in Note B - "Mergers" in the NOTES TO FINANCIAL STATEMENTS (including unaudited pro forma financial information).


RESULTS OF OPERATIONS

Earnings

1995 Compared to 1994: Earnings Available for Common Stockholder ("Earnings") of WE increased to $239 million in 1995 compared to $180 million in 1994, an increase of 32.8%. Earnings during 1994 reflect a nonrecurring charge of approximately $73.9 million ($45 million net of tax) associated with the organizational restructuring program at WE.

The 1994 nonrecurring charge primarily included the costs of early retirement and severance packages which were elements of a revitalization program ("Revitalization") designed to better position the Company in a changing energy marketplace. The Company has recovered the 1994 nonrecurring charge in avoided labor costs that would have been charged to Other Operations and Maintenance expense during 1994 and 1995.

Excluding the Revitalization charge, 1995 Earnings were 6.2% greater than 1994 Earnings of $225 million. The increase in 1995 Earnings reflects 1.4% higher electric sales, 9.3% higher gas deliveries and a 3.1% decrease in Other Operation and Maintenance expenses. Electric sales grew primarily as a result of warmer summer weather during 1995. Gas deliveries increased due to increased deliveries to Interruptible and Transportation customers and to colder weather during the fourth quarter of 1995. Additional economic activity in WE's service area also contributed to the increase in electric sales and gas deliveries. The reduction in Other Operation and Maintenance expenses primarily reflects payroll-related savings and efficiencies gained through WE's Revitalization program.

1993 Through 1995: Earnings increased at a compound annual rate of 12.9% from $188 million in 1993 to $239 million in 1995. The increase in Earnings primarily resulted from corresponding growth in electric sales and therm deliveries and a decline in Other Operation and Maintenance expense.

Wisconsin Electric Revitalization

In response to increasing competitive pressures in the markets for electricity and natural gas, WE implemented Revitalization in 1994 to increase efficiencies and improve customer service by reengineering and restructuring the organization. The new structure consolidated many business functions and simplified work processes. See Note K - "Benefits Other Than Pensions" in the NOTES TO FINANCIAL STATEMENTS.

Mergers

Wisconsin Natural Gas Company: As part of Revitalization, WEC has merged WN into WE. The merger, which was effective January 1, 1996, is expected to improve customer service and reduce operating costs. The accounting treatment for this merger was similar to that which would result from a pooling of interests. Accordingly, WE's prior year financial and statistical information has been restated to include WN at historical values.

Wisconsin Southern Gas Company, Inc.: Effective January 1, 1994, WEC acquired Wisconsin Southern Gas Company, Inc. ("WSG") through a statutory merger of WSG into WN in which all of WSG's common stock was converted into common stock of WEC. WSG was a gas utility engaged in the purchase, distribution, transportation and sale of natural gas primarily in an area of southeastern Wisconsin which was contiguous to WN's service territory. WSG was merged into WN using the pooling of interests method of accounting. Accordingly, prior years' financial and statistical information was restated to include WSG at historical values.

Northern States Power Company: On April 28, 1995, WEC and NSP entered into an Agreement and Plan of Merger, which was amended and restated as of July 26, 1995 ("Merger Agreement"). The Merger Agreement provides for a strategic business combination involving WEC and NSP in a "merger-of-equals" transaction ("Transaction"). As a result, WEC will become a registered public utility holding company under the Public Utility Holding Company Act of 1935, as amended ("PUHCA"), and will change its name to Primergy Corporation ("Primergy"). Primergy will be the parent company of WE (which will be renamed Wisconsin Energy Company), of NSP (which, for regulatory reasons, will reincorporate in Wisconsin ("New NSP")), and of the other subsidiaries of WEC and NSP. In connection with the Transaction, Northern States Power Company, a Wisconsin corporation ("NSP-WI"), currently a utility subsidiary of NSP, will be merged into Wisconsin Energy Company. Prior to the merger of NSP-WI into Wisconsin Energy Company, New NSP will acquire from NSP-WI certain gas utility assets. The Transaction is intended to be tax free for income tax purposes and to be accounted for as a pooling of interests.

On September 13, 1995, stockholders of WEC and NSP voted to approve the Transaction. Under the provisions of the Merger Agreement, each share of WEC and NSP common stock will become 1.0 and 1.626 shares of Primergy common stock, respectively, following the proposed Transaction.

As a result of the Transaction, the Company anticipates cost savings of approximately $2 billion over a ten year period, net of transaction costs and costs to achieve the savings of approximately $30 million and $122 million, respectively. WE and NSP have proposed, in their filings with the numerous state jurisdictions to which they are subject, a reduction of approximately 1.5% in retail electric rates beginning on or about January 1997 (assuming that the Transaction is then consummated) and a rate freeze through the year 2000, subject to certain exceptions regarding matters beyond WE's or NSP's control. For the same periods and subject to the same types of exceptions, WE and NSP-WI have proposed a $4.2 million reduction in retail gas rates on an annualized basis in Wisconsin and Michigan and a rate freeze through the year 2000. Similarly, NSP anticipates proposing in 1996 a 1.25% rate reduction for retail gas customers in North Dakota and four and two year rate freezes in North Dakota and Minnesota, respectively, effective following consummation of the Transaction. Subject to the same types of exceptions noted above, WE and NSP have agreed to a freeze in their electric wholesale rates for a four year period subsequent to the Transaction. In December 1995, WEC and NSP entered into a settlement agreement with certain municipal Wisconsin intervenors that ended the latters' participation in the FERC and state merger proceedings.
The settlement agreement, which provides for certain rate reductions on power sales and transmission services, is pending FERC action. The state filings include a request for deferred accounting treatment and rate recovery of costs incurred associated with the Transaction. As of December 31, 1995, WEC has deferred $8.1 million of costs associated with the Transaction as a component of Deferred Charges and Other Assets-Other.

The Merger Agreement is subject to various conditions including approval by all applicable regulatory authorities. In July 1995, WEC and NSP filed an application and supporting testimony with the FERC seeking approval of the Merger Agreement. In August 1995, WEC and NSP made similar filings with regulatory agencies in the states where WEC and NSP provide utility services and in which such filings are required. Applications for license amendments and approvals relating to the Merger Agreement were filed with the Nuclear Regulatory Commission ("NRC") in the fall of 1995. The FERC has put the merger application on an accelerated schedule, ordering the administrative law judge's initial decision by August 30, 1996 and briefs on exception by September 30, 1996. In March 1996, the Public Service Commission of Wisconsin ("PSCW") requested that the FERC broaden the scope of the merger application hearing to evaluate whether the proposed Transaction will impair effective state oversight of retail rates. The matter is pending. Not all of the regulatory agencies have established a timetable for their decision.

During 1995, WEC and NSP received a ruling from the Internal Revenue Service indicating that the proposed successive merger transactions defined in the Merger Agreement would not prevent the treatment of the Transaction as a tax-free reorganization under applicable tax law if each transaction independently so qualified. In 1996, WEC and NSP will file an application with the Securities and Exchange Commission ("SEC") for authority to form Primergy under the requirements of PUHCA as well as required notifications with the Federal Trade Commission and the Department of Justice under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. Subject to obtaining all requisite approvals, WEC and NSP anticipate completing the Transaction by January 1, 1997.

The SEC may require, as a condition to its approval of the Transaction, that WEC and NSP divest their gas utility properties and possibly certain non-utility ventures within a reasonable time after the Transaction is consummated. In a few cases, the SEC has allowed the retention of such properties or deferred the question of divestiture for a substantial period of time. In those cases in which divestiture has taken place, the SEC has usually allowed enough time to complete the divestiture so as to allow the applicant to avoid a "fire sale" of the divested assets. WEC and NSP believe strong policy reasons and prior SEC decisions exist which support their retaining their existing gas utility properties and non-utility ventures, or, alternatively, which support deferring the question of divestiture for a substantial period of time; accordingly, WEC and NSP will request in their merger application with the SEC that WEC and NSP be allowed to retain, or, in the alternative, that the question of divestiture be deferred with respect to, WEC's and NSP's existing gas utility properties and non-utility ventures. Regulatory authorities may also require the restructuring of transmission system operations or administration. WEC and NSP currently cannot determine if such restructuring will be required. In addition, Wisconsin State law limits the total assets of non-utility affiliates of Primergy, which could affect the amount of non-regulated operations.

Electric Revenues, Gross Margins and Sales

1995 Compared to 1994: Despite an annualized $16 million or 1.3% Wisconsin retail electric fuel adjustment rate decrease that became effective on August 4, 1994, total Electric Operating Revenues increased by 2.4% from $1,404 million in 1994 to $1,437 million in 1995 due to increased 1995 electric sales. The gross margin on Electric Operating Revenues (Electric Operating Revenues less Fuel and Purchased Power expenses) increased by 1.6% from $1,075 million in 1994 to $1,092 million in 1995. The gross margin grew because the increased electric sales were primarily to Residential and Small Commercial/Industrial customers who contribute higher margins to earnings than other customer classes.

==============================================================================
Electric Gross Margin ($000)            1995             1994       % Change
- ----------------------------         ----------       ----------    --------
  Electric Operating Revenues        $1,437,480       $1,403,562       2.4
  Fuel & Purchased Power                345,387          328,485       5.1
                                     ----------       ----------
  Gross Margin                       $1,092,093       $1,075,077       1.6
==============================================================================

Total electric sales, detailed below by customer class, increased by 1.4% to approximately 27,284,000 megawatt-hours in 1995 compared to 26,911,000 megawatt-hours in 1994. Electric sales were positively impacted by substantially warmer summer weather conditions during 1995, resulting in increased use of electricity for air conditioning and other cooling purposes. As measured by cooling degree days, the 1995 cooling season (June through August) was 27.7% warmer than the same period in 1994. During the summer of 1995, WE experienced eight days of electric peak demands greater than the previous record which had been set in June 1994. The increase in electric sales also reflects colder winter weather during the fourth quarter of 1995 and a moderate increase in economic activity in WE's service area.

==============================================================================
Electric Sales (Megawatt-hours)         1995             1994       % Change
- -------------------------------      ----------       ----------    --------
  Residential                         7,042,691        6,670,081       5.6
  Small Commercial/Industrial         7,047,277        6,699,073       5.2
  Large Commercial/Industrial        10,639,782       10,471,869       1.6
  Other                               1,550,937        1,603,741      (3.3)
                                     ----------       ----------
  Total Retail and Municipal         26,280,687       25,444,764       3.3
  Resale-Utilities                    1,003,182        1,466,599     (31.6)
                                     ----------       ----------
  Total Sales                        27,283,869       26,911,363       1.4
==============================================================================

The warmer 1995 summer weather increased sales primarily to Residential and Small Commercial/Industrial customers. These customers are more sensitive to weather variations than other customer classes. The average number of customers in the Residential and Small Commercial/Industrial customer classes grew by 1.3% and 1.8% or from 846,745 and 88,765, respectively, in 1994 to 857,924 and 90,386 in 1995. Electric energy sales to the Empire and Tilden iron ore mines, WE's two largest customers, decreased by 0.5% to 2,296,000 megawatt-hours in 1995 compared to 2,308,000 megawatt-hours in 1994. Excluding the mines, sales to Large Commercial/Industrial customers increased 2.2%.

The 3.3% reduction in 1995 sales to the Other customer class is largely the result of reductions in sales to WPPI, WE's largest municipal power agency customer. WPPI has been reducing its purchases from WE subsequent to acquiring generating capacity in 1990, 1993 and 1996. Since that time, WPPI has expanded the use of its existing generating facilities and has installed additional capacity, further reducing its reliance on energy purchases from WE. These sales reductions did not have a significant effect on earnings.

The market for electric wholesale customers (included in the Other customer class) is increasingly competitive. WE is in the process of renegotiating or has renegotiated long-term power sales contracts with most of its municipal wholesale customers. While WE anticipates retaining most of these customers over the long-term, WE expects that municipal wholesale revenues will begin to decline starting in 1996 as a result of lower margins included in the renegotiated contracts. WE is actively seeking to obtain new municipal wholesale customers to increase sales in this customer class.

Resale of energy to other utilities declined 31.6% in 1995. This decline can in part be attributed to unplanned or longer than expected outages at two of WE's least cost generating facilities during 1995 and to increased retail customer load as a result of the warmer summer weather, both of which reduced the opportunity to sell electric energy to other utilities. Additionally, Upper Peninsula Power Company has permanently reduced the amount of energy that it is purchasing from WE for resale. These sales reductions did not have a significant effect on earnings.

1993 Through 1995: Total Electric Operating Revenues increased at a compound annual growth rate of 3.3% or from approximately $1,348 million in 1993 to $1,437 million in 1995 due to increased electric sales. Total electric sales grew from 25,685,000 megawatt-hours in 1993 to 27,284,000 megawatt-hours in 1995, a compound annual increase of 3.1%. These increases reflect, among other things, more favorable weather conditions in 1995 and a moderate increase in economic activity in WE's service area. The gross margin on Electric Operating Revenues increased at a compound annual rate of 3.0% from approximately $1,030 million in 1993 to $1,092 million in 1995. This was due to increased electric sales to Residential and Small Commercial/Industrial customers who contribute higher margins to earnings than other customer classes.

From 1993 through 1995, sales to Residential and Small Commercial/Industrial customers increased at compound annual rates of 3.7% and 5.3% or from 6,551,000 and 6,358,000 megawatt-hours, respectively, in 1993 to 7,043,000 and 7,047,000 megawatt-hours in 1995. This increase was due primarily to warm summer weather in 1994 and 1995. The average number of Residential and Small Commercial/Industrial customers has increased at compound annual rates of 1.3% and 1.7%, respectively, during this period.

Large Commercial/Industrial sales increased from 9,771,000 megawatt-hours in 1993 to 10,640,000 megawatt-hours in 1995, a compound annual increase of 4.3% attributable in part to a five-week long mine strike during the third quarter of 1993 which reduced 1993 sales. WE's contracts with the mines require the payment of a demand charge regardless of power usage which partially offset the impact on 1993 revenues of lost sales. Sales to the mines represented 8.4%, 8.6% and 7.8% of total electric sales during 1995, 1994 and 1993, respectively. For the three year period ending with 1995, sales to the Other customer class declined from 1,776,000 megawatt-hours in 1993 to 1,551,000 megawatt-hours in 1995, a compound annual decrease of 6.6% resulting from the decreased sales to WPPI noted above. Sales for Resale to other utilities declined from 1,229,000 megawatt-hours in 1993 to 1,003,000 megawatt-hours in 1995, a compound annual decrease of 9.7% resulting from the decreased opportunity sales and the reduction in purchases by Upper Peninsula Power Company described above.

In addition to the results of higher total electric sales, the compound annual increase in Electric Operating Revenues since 1993 includes the impacts of rate changes which were effective during 1993 and 1994 as shown below in "Rates and Regulatory Matters."

Gas Revenues, Gross Margins and Sales

1995 Compared to 1994: Despite an increase in 1995 total gas deliveries, total Gas Operating Revenues decreased by 1.9% or from $324 million in 1994 to $318 million in 1995 as a result of a reduction in the cost of gas which is recovered through the purchased gas adjustment clause. The gross margin on Gas Operating Revenues (Gas Operating Revenues less Cost of Gas Sold) increased by 3.7% or from $125 million in 1994 to $129 million in 1995. The gross margin grew because of increased therm sales to Residential and Commercial customers who contribute higher margins to earnings than other customer classes.

==============================================================================
Gas Gross Margin ($000)                 1995             1994       % Change
- -----------------------              ----------       ----------    --------
  Gas Operating Revenues             $  318,262       $  324,349      (1.9)
  Cost of Gas Sold                      188,764          199,511      (5.4)
                                     ----------       ----------
  Gross Margin                       $  129,498       $  124,838       3.7
==============================================================================

Total natural gas therms delivered, detailed below by customer class, increased by 9.3% or from 811,219 thousand therms in 1994 to 886,729 thousand therms in 1995, due in part to the effects of weather. Colder weather during the fourth quarter of 1995 contributed to net increased deliveries for the year. As measured by heating degree days, the fourth quarter was 43.1% colder than the same period in 1994. The increase in therms delivered also reflects the warmer summer weather conditions noted above, which increased therm deliveries to electric peak generating stations described below, and a moderate increase in economic activity in WE's service area.

==============================================================================
Therms Delivered - Thousands            1995             1994       % Change
- ----------------------------         ----------       ----------    --------
  Residential                           345,140          323,913       6.6
  Commercial/Industrial                 207,358          199,206       4.1
  Interruptible                          50,646           47,467       6.7
                                     ----------       ----------
  Total Sales                           603,144          570,586       5.7
  Transported Customer Owned Gas        283,585          240,633      17.8
                                     ----------       ----------
  Total Gas Delivered                   886,729          811,219       9.3
==============================================================================

The colder fourth quarter of 1995 weather increased sales to Residential and Commercial customers. These customers are more sensitive to weather variations as a result of heating requirements than other customer classes. The average number of Residential and Commercial/Industrial customers increased by 3.3% and 2.7% or from 311,288 and 28,506, respectively, in 1994 to 321,643 and 29,287 in 1995.

During 1995, therm deliveries to Interruptible and Transportation customers increased by 6.7% and 17.8%, respectively. WE attributes these increases in part to increased electric generation peaking requirements of its Concord ("Concord") and Paris ("Paris") Generating Stations, especially given the warmer weather during the summer of 1995. All of the gas fired generating units at Concord and Paris were in operation by the end of the second quarter of 1995 while only the generating units at Concord were in operation by the end of the second quarter of 1994. Deliveries to the Concord and Paris peaking power plants are at rates approved by the PSCW.

WE transports gas for customers who purchase gas directly from other suppliers. Rates charged for transportation services are designed to recover the same margin as natural gas sold directly by WE. WE arranges for its own gas supply under contracts with terms of various lengths. Changes in the cost of natural gas purchased at market prices are passed through to customers via WE's purchased gas adjustment clause.

1993 Through 1995: While total Gas Operating Revenues decreased at a compound annual rate of 2.0% or from $331 million in 1993 to $318 million in 1995, the gross margin on Gas Operating Revenues increased at a compound annual rate of 5.1% or from $117 million in 1993 to $129 million in 1995. Total therms delivered increased from 809,348 thousand therms in 1993 to 886,729 thousand therms in 1995, or at a compound annual rate of 4.7%. Despite an annualized $9 million or 3.3% rate increase that became effective September 2, 1993 and the increased therm deliveries, Gas Operating Revenues declined due to a reduction in the cost of gas which is passed through to customers via the
purchased gas adjustment clause.   Gross margin grew as a result of increased
therm sales to Residential and Commercial customers who contribute higher margins to earnings than other customer classes. Total therm deliveries increased in part due to favorable weather conditions and moderate economic growth in WE's service territory from 1993 through 1995.

From 1993 through 1995, therm sales to Residential and Commercial/Industrial customers increased at compound annual rates of 3.5% and 1.2% or from 322,444 thousand and 202,549 thousand therms, respectively, in 1993 to 345,140 thousand and 207,358 thousand therms in 1995. The average number of Residential and Commercial/Industrial customers increased at compound annual rates of 3.1% and 2.5%, respectively, during this period. Therm deliveries to Interruptible and to Transportation customers increased at compound annual rates of 21.0% and 6.6% or from 34,608 thousand and 249,747 thousand therms, respectively, in 1993 to 50,646 thousand and 283,585 thousand therms in 1995. These gas deliveries increased in part due to the increased electric generation peaking requirements of Paris and Concord noted above. Therms of Transported Customer Owned Gas accounted for 32.0%, 29.7% and 30.9% of WE's total therms delivered during 1995, 1994 and 1993, respectively.

Operating Expenses

1995 Compared to 1994: Excluding Depreciation expense, total operating taxes and the nonrecurring 1994 Revitalization charge, total Operating Expenses decreased 0.9% in 1995, reflecting a reduction of approximately $16 million or 3.1% in Other Operation and Maintenance expenses attributable to payroll-related savings and efficiencies gained through WE's Revitalization program. Such reductions were partially offset by higher costs related to increased generation, the availability of Paris and unscheduled or longer than expected outages at two of WE's most efficient power plants.

Fuel expense increased by approximately $18 million or 6.2% while Purchased Power expense declined approximately $1 million or 1.9% in 1995. Fuel expense rose as a result of higher electric sales. Purchased Power expense fell as a result of decreased marginal generating costs at three of WE's fossil plants and the newly installed peaking capacity at Paris. Lower generating costs at the fossil plants were due to decreased per unit fuel costs and the benefits of Revitalization, allowing WE to substitute generation for power purchases. The addition of Paris in 1995 allowed WE to eliminate firm power purchase contracts that contained fixed demand charges. The unscheduled or longer than expected outages in 1995 noted above, however, offset most of the decrease in Purchased Power expense as WE purchased nonfirm replacement energy on the spot market.

Despite the increase in therm deliveries during 1995 noted above, Cost of Gas Sold decreased by approximately $11 million or 5.4% in 1995 as a result of a decrease in the average cost per therm sold.

From 1994 to 1995, total operating taxes increased $41 million or 41.4% due to lower taxable income in 1994 caused by the nonrecurring Revitalization charge. Deferred Income Taxes - Net increased $22 million or 88.7% primarily due to tax matters related to the timing of payments made in connection with WE's Revitalization program.

1993 Through 1995: Since 1993, total Operating Expenses excluding Depreciation expense, total operating taxes and the nonrecurring 1994 Revitalization charge have decreased at a compound annual rate of 2.1% or from $1,088 million in 1993 to $1,042 million in 1995. Other Operation and Maintenance expenses decreased from $555 million in 1993 to approximately $508 million in 1995, a compound annual decrease of 4.4% largely due to the Revitalization related work force reductions and efficiency gains referred to above as well as to lower expenditures made in connection with power plant renovation work as certain major maintenance programs were completed in 1994. These decreases have been partially offset by expenses associated with the implementation of Revitalization and increases in conservation-related expenses associated with improving the efficiency of customers' energy usage.

Fuel expense increased at a compound annual rate of 7.4% or from $263 million in 1993 to approximately $304 million in 1995, primarily due to increased electric sales. Purchased Power expense decreased at a compound annual rate of 12.7% or from $55 million in 1993 to approximately $42 million in 1995 due to the decreased marginal generating costs at three of WE's fossil plants noted above and to additional peak generating capacity placed in service at Concord and Paris in 1994 and 1995, respectively. A 6.1% compound annual decrease in the Cost of Gas Sold from $214 million in 1993 to approximately $189 million in 1995 is attributable to a decrease in the average cost per therm sold. Depreciation expense has increased at a compound annual rate of 4.9% from $167 million in 1993 to $184 million in 1995 as a result of higher depreciable plant balances. During this period, total operating income taxes and Deferred Income Taxes-Net have been affected by tax matters related to Revitalization as noted above and by a prior period reclassification between current and deferred income taxes.


Other Items

Other Interest Charges increased by $4 million between 1995 and 1994 and by approximately $4 million between 1994 and 1993, reflecting increased average short-term debt balances.

New Pronouncements: In 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets ("FAS 121"). FAS 121 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company will adopt FAS 121 prospectively in 1996. It is anticipated that adoption will not have a material effect on the Company's net income or financial position.

In February 1996, FASB released for comment an exposure draft of a Proposed Statement of Financial Accounting Standards ("FAS"), Accounting for Certain Liabilities Related to Closure or Removal of Long-Lived Assets. The proposed FAS, if issued, would require WE to recognize as a liability the present value of the estimated future total costs associated with closure or removal of certain long-lived assets and to correspondingly capitalize those costs. The capitalized costs would be depreciated to expense over the useful life of the asset. The proposed statement would become effective in 1997. This proposed FAS would apply to decommissioning costs for Point Beach Nuclear Plant ("Point Beach") and would result in WE recording a decommissioning liability and corresponding asset as required by the pronouncement. Currently, nuclear decommissioning costs are accrued as depreciation expense over the expected service lives of the two units at Point Beach based on an external sinking fund method. Any changes in depreciation expense due to differing assumptions between the proposed FAS and those currently required by the PSCW are not expected to be material and would most likely be deferrable and recoverable in rates. For additional information on the costs of decommissioning Point Beach, see Note F - "Nuclear Operations" in the NOTES TO FINANCIAL STATEMENTS.

Effects of Inflation: With expectations of low-to-moderate inflation, the Company does not believe the impact of inflation will have a material effect on its future results of operations.

Electric Sales and Gas Deliveries Outlook

Assuming moderate growth in the economy of its service territory and normal weather, WE presently anticipates total electric kilowatt-hour sales to grow at a compound annual rate of approximately 1.1% over the five-year period ending December 31, 2000. WE forecasts total therm deliveries of natural gas to grow at a compound annual rate of approximately 2.1% over the same five-year period. These forecasts are subject to a number of variables, including among others the economy, weather and the restructuring of the electric and gas utility industries, which may affect the actual growth in sales. These estimates do not reflect the operations of NSP, which will become a part of Primergy after consummation of the Transaction. See "RESULTS OF OPERATIONS - Mergers" above.

Rates and Regulatory Matters

The table below summarizes the projected annual revenue impact of recent rate changes authorized by regulatory commissions for the electric, natural gas and steam utilities of the Company based on the sales projections utilized by those commissions in setting rates. The PSCW regulates Wisconsin retail electric, steam and natural gas rates, while the FERC regulates wholesale power and electric transmission and gas transportation service rates. The Michigan Public Service Commission ("MPSC") regulates retail electric rates in Michigan. The PSCW has discontinued the practice of conducting annual rate case proceedings, replacing it with a new schedule which calls for future rate cases to be conducted once every two years.

In support of its goal to become the lowest-cost energy provider in the region and in light of the operating cost reductions expected from the reengineering process discussed above, WE did not seek an increase in rates for 1994 or 1995.

==============================================================================
                                   Revenue           Percent
                                   Increase         Change in        Effective
Service                           (Decrease)          Rates            Date
- -------------------------        ------------       ---------        ---------
                                  (Thousands)
 Retail electric, WI               $ (33,383)          (2.8)          01/01/96
 Retail electric, MI                  (1,128)          (3.3)          01/01/96
 Retail gas                           (8,298)          (2.6)          01/01/96
 Steam heating                          (790)          (5.1)          01/01/96
 Fuel electric, WI                   (16,179)*         (1.3)          08/04/94
 Fuel electric, WI                    (8,596)**        (0.9)          11/05/93
 Retail gas                            9,172            3.3           09/02/93
 Retail electric, MI                   1,366            4.3           07/09/93
 Wholesale electric                    6,000           10.6           06/09/93
 Retail electric, WI                  26,655            2.3           02/17/93
 Steam heating                           505            3.5           02/17/93
==============================================================================
 *  The 8/4/94 fuel credit was eliminated 1/1/96 by PSCW Order.
**  The 11/5/93 fuel credit was eliminated 1/1/94 by PSCW Order.

Under the Wisconsin retail electric fuel cost adjustment procedure, retail electric rates may be adjusted, on a prospective basis, if cumulative fuel and purchased power costs, when compared to the costs projected in the retail electric rate proceeding, deviate from a prescribed range and are expected to continue to be above or below that range. WE believes that it has the ability to maintain low fuel costs through efficient management of its power supply system and fuel procurement practices. Therefore, WE has proposed the elimination of the retail electric fuel cost adjustment procedure in its 1997 Test Year filing with the PSCW. On December 15, 1995, the MPSC approved the suspension of the Power Supply Cost Recovery Clause (fuel adjustment procedure) for a five-year period for Michigan retail electric customers. In the case of natural gas costs, differences between the test year estimate and the actual cost of purchased gas are accounted for through a purchased gas adjustment clause.

1996 Test Year: In a letter order dated September 11, 1995, the PSCW directed WE to implement rate decreases for Wisconsin retail electric, gas and steam customers of $33.383 million or 2.75%, $8.298 million or 2.6% and $0.790 million or 5.1%, respectively, on an annualized basis effective January 1, 1996. The decrease is based on a regulatory return on common equity of 11.3%, down from 12.3% authorized since 1993. Also effective January 1, 1996, the MPSC authorized WE to implement a rate decrease for Michigan non-mine retail electric customers of $1.128 million or 3.3% on an annualized basis.

1997 Test Year: On January 16, 1996, WE filed specific financial data with the PSCW related to the 1997 test year showing an $82.2 million revenue deficiency for its utility operations. The dollar impacts and percentage increases requested for Wisconsin retail electric, gas and steam customers are $77.0 million or 6.2%, $4.3 million or 1.4% and $0.9 million or 6.4%, respectively, on an annualized basis. On March 15, 1996, WE filed testimony and exhibits with the PSCW related to the 1997 test year. The PSCW had determined that it required a special full review of WE's rates for the 1997 test year in connection with consideration of the application for approval of the proposed merger of WEC and NSP.

Neither the 1996 nor 1997 Test Year changes reflect the proposed retail electric and gas rate reductions and freezes nor the wholesale rate reductions and freezes related to the proposed merger with NSP. See "RESULTS OF OPERATIONS - Mergers" above for a separate discussion of rate actions related to the proposed Transaction.

PSCW Electric Utility Industry Investigation: The PSCW has conducted an investigation into the electric utility industry in Wisconsin, particularly its institutional structure and regulatory regime, in order to evaluate what changes would be beneficial for Wisconsin. The PSCW stated that this investigation may result in profound and fundamental changes to the nature and regulation of the electric utility industry in Wisconsin. In January 1995, the PSCW established an advisory committee, including WE, to examine all aspects of the electric utility industry and to suggest which functions should be performed in a competitive market. The PSCW decided on December 12, 1995 the general direction of utility regulation in Wisconsin. This proposed restructuring of the industry would permit all consumers to choose their electricity provider by the year 2001 and it would establish a competitive generation business. The transmission and distribution functions would remain regulated. In a February 22, 1996 Report to the Wisconsin Legislature, the PSCW identified a 32 step workplan that it would follow for Electric Utility Restructuring in Wisconsin. In the plan, the PSCW indicated that during 1996 it will begin activities on 12 of these steps, some of which would seek changes in applicable administrative rules under its jurisdiction, including affiliated interest standards and quality of service standards. The PSCW expects to present an electric utility restructuring proposal to the Wisconsin State Legislature in 1997. In its February 22, 1996 report, the PSCW stated that the implementation timetable for its plan is subject to change depending on the pace of resolution of the specific restructuring steps and on external events.

PSCW Natural Gas Utility Industry Investigation: The PSCW also continued a generic investigation of the natural gas industry in Wisconsin and addressed the extent to which traditional regulation should be replaced with a different approach. In conjunction with this generic investigation, the PSCW staff is reviewing the use of the current purchased gas adjustment ("PGA") mechanism which is designed to pass on to gas customers increases or decreases in the cost of natural gas purchased for resale. A separate docket has been established to review the PGA. WE is participating in these PSCW investigations.

In June 1995, WE filed with the PSCW a proposal to replace the current PGA mechanism with a new market-based pricing mechanism. The proposed gas pricing mechanism would link gas commodity prices to market indices and incorporate all other gas supply costs such as transportation and storage, under a price cap. The price cap would be designed to provide balanced financial incentives and risks for WE based upon performance standards, while ensuring a reliable gas supply for consumers. In July 1995, the PSCW decided to analyze and review this proposal as part of the generic docket established to review the PGA. The matter is pending.

FERC Open Access Transmission NOPR: In March 1995, the FERC issued a Notice of Proposed Rulemaking ("NOPR") on Open Access Non-Discriminatory Transmission Services by Public Utilities. The NOPR's goal is to create a more competitive wholesale electric power market. In the proposed rulemaking, FERC would
require                   all electric utilities that own or control
transmission facilities to file non-discriminatory open access transmission tariffs available to wholesale sellers and buyers of electric energy, to take service under the tariffs for their own wholesale sales and purchases of electric energy and to provide utilities the opportunity to recover legitimate and verifiable stranded costs on the federal and state levels. WE advocates open access to transmission facilities as a necessary step in the competitive restructuring of the electric utility industry and does not believe that the issuance of a final rule by FERC will have a negative material impact on the Company's financial position or results of operations. WE expects FERC to finalize and issue its open access transmission rules in the second quarter of 1996.

Regulatory Accounting: WE operates under electric utility rates which are subject to the approval of the PSCW, MPSC and FERC, and natural gas and steam utility rates that are subject to the approval of the PSCW (see "Rates and Regulatory Matters" above). Such rates are designed to recover the cost of service and provide a reasonable return to investors. Developing competitive pressures in the utility industry may result in future utility rates which are based upon factors other than the traditional original cost of investment. In such a situation, continued deferral of certain regulatory asset and liability amounts on the utility's books may no longer be appropriate as allowed under Statement of Financial Accounting Standards No. 71, Accounting for the Effects of Certain Types of Regulation. At this time, WE is unable to predict whether any adjustments to regulatory assets and liabilities will occur in the future. See Note A - "Summary of Significant Accounting Policies" in the NOTES TO FINANCIAL STATEMENTS.


LIQUIDITY AND CAPITAL RESOURCES

Investing Activities

WE invested $1.035 billion in its businesses during the three years ended December 31, 1995. The investments made during this three-year period include construction expenditures for new or improved facilities totaling $855 million, purchases of nuclear fuel of approximately $70 million, net capitalized conservation expenditures of approximately $54 million and payments to an external trust for the eventual decommissioning of WE's Point Beach Nuclear Plant totaling $32 million.

Paris Generating Station: During 1995, WE placed in service four units, or approximately 300 megawatts of capacity, at its Paris Generating Station. This natural gas-fired combustion turbine facility, located near Union Grove,

Wisconsin, is designed to meet peak demand requirements. Capital expenditures of $10 million, $54 million and $28 million were made during 1995, 1994 and 1993, respectively, for construction of this facility. The capital costs of the Paris facility will total approximately $105 million.

Concord Generating Station: During 1994, WE placed in service the last two units, or approximately 150 megawatts of capacity, at its Concord Generating Station. This four unit 300 megawatt natural gas-fired combustion turbine facility, located near Watertown, Wisconsin, is designed to meet peak demand requirements. The first two units were completed in 1993. Capital expenditures of $3 million, $6 million and $35 million were made during 1995, 1994 and 1993, respectively, for construction of this facility. The capital costs of the Concord facility will total approximately $107 million.

Port Washington Power Plant Renovation: Additionally during 1994, WE completed the $107 million renovation project at its Port Washington Power Plant. The renovation work, which began in September 1991, included the installation of additional emission control equipment. Expenditures totaling $12 million and $36 million were made during 1994 and 1993, respectively.

Cash Provided by Operating and Financing Activities

During the three years ended December 31, 1995, cash provided by operating activities totaled $1.252 billion. During this period, internal sources of funds, after the payment of dividends to WEC, provided approximately 84% of the Company's capital requirements.

Financing activities during the three-year period ended December 31, 1995 included the issuance of approximately $611 million of long-term debt, principally to refinance higher coupon debt and the purchase or redemption of approximately $71 million of preferred stock. No preferred stock was issued during this period. Additionally, during the three-year period ended
December 31, 1995, the Company retired a total of $502 million of long-term debt and increased short-term debt by $28 million. Dividends on the Company's common stock were approximately $160 million, $151 million and $75 million during 1995, 1994 and 1993, respectively.
In December 1995, WE issued $100 million of unsecured One Hundred Year 6 7/8% Debentures due 2095. Proceeds of the issue were added to WE's general funds and were applied to the repayment of short-term borrowings.

In August 1995, WE called for optional redemption $98.35 million aggregate principal amount of fixed rate tax exempt bonds issued by three political jurisdictions on WE's behalf that were secured by issues of WE's First Mortgage Bonds with terms corresponding to the tax exempt bonds called for redemption. During September and October 1995, the three political jurisdictions issued $98.35 million aggregate principal amount of new tax exempt bonds on behalf of WE, collateralized by unsecured variable rate promissory notes issued by WE, maturing between March 1, 2006 and September 1, 2030, with terms corresponding to the respective issues of the refunding tax exempt bonds. The proceeds were used to finance the optional redemptions.
The WE First Mortgage Bonds, which collateralized the redeemed tax exempt bonds, have been canceled.

During 1993, WE issued five new series of First Mortgage Bonds aggregating $350 million in principal amount, the proceeds of which were used to redeem $284.3 million principal amount of four outstanding series of First Mortgage Bonds and 626,500 shares of WE's 6.75% Series Preferred Stock. These refunding transactions are expected to result in significant savings over the lives of the new debt issues. Depending on market conditions and other factors, additional debt refundings may occur.

The Merger Agreement, entered into by WEC and NSP, provides for restrictions on certain transactions by both the Company and NSP, including the issuance of debt and equity securities. While WE does not currently plan to enter into transactions that would not comply with these restrictions, circumstances may arise to make such transactions necessary. Under such circumstances, NSP would need to agree to consent to any such change in the Merger Agreement.


Capital Structure

The Company's capitalization at December 31 was as follows:

==============================================================================
                                            1995          1994
                                           ------        ------
   Common Equity                            52.1%         50.4%
   Preferred Stock                           1.0           0.9
   Long-Term Debt
    (including current maturities)          42.3          41.0
   Short-Term Debt                           4.6           7.7
                                           ------        ------
                                           100.0%        100.0%
==============================================================================

Compared to the utility industry in general, WE has maintained a relatively high ratio of common equity to total capitalization and low debt and preferred stock ratios. This conservative capital structure, along with strong bond ratings and internal cash generation has provided, and should continue to provide, the Company with access to the capital markets when necessary to finance the anticipated growth in the Company's utility business. WE currently has senior secured debt ratings of AA+ by Standard & Poor's Corporation ("S&P"), Duff & Phelps Inc. and Fitch Investors Service Inc. ("Fitch") and Aa2 by Moody's Investors Service ("Moody's").
Following announcement of the Transaction, on May 1, 1995 S&P reported that it was placing on CreditWatch with negative implications its AA+ senior secured debt and AA+ preferred stock ratings of WE. S&P stated that if the Transaction is completed, the likely credit rating for the senior secured debt of WE is expected to be AA or AA-. As part of its rating process, S&P intends to review the financial and operating plans of the merged utilities. Also on May 1, 1995, citing WE's continued operation as a separate utility subsidiary after the Transaction, its strength within its rating category and its strong capital structure, Moody's confirmed its Aa2 first mortgage bond rating of WE. On December 5, 1995, Fitch changed WE's credit trend from "stable" to "declining" based upon its analysis of cash flow trends versus its standards for an AA+ rating.

At year-end 1995, WE had approximately $109 million of unused lines of bank credit and $20 million of cash and cash equivalents.

Capital Requirements 1996-2000

The estimated capital requirements for WE for the years 1996-2000 are outlined in the table below. Compared to the Company's Annual Report on Form 10-K for the year ended December 31, 1994, the table below no longer reflects conservation expenditures. Effective January 1, 1995, WE began expensing conservation expenditures currently. Through 1995, capitalized conservation investments were amortized to Operating Expense over a ten-year amortization period. Effective January 1, 1996, WE began amortizing the remaining capitalized conservation investment to operating expense over a five-year amortization period.

The capital requirements table below does not reflect the impact of the proposed Transaction with NSP. See "RESULTS OF OPERATIONS - Mergers" above.

==============================================================================
                             1996       1997       1998       1999       2000
                             ----       ----       ----       ----       ----
                                          (Millions of Dollars)

Construction                 $228       $189       $181       $183       $215
Bond Maturities and
 Refinancings                  30        166         61         93          2
Changes in Fuel
 Inventories                    3         13          4         (5)        11
Decommissioning Trust
 Payments                      31         33         35         38         40
                             ----       ----       ----       ----       ----
Total                        $292       $401       $281       $309       $268
==============================================================================

LS Power Generation Facility: In 1993, a competitive bidding process conducted by the PSCW resulted in the selection of a proposal submitted by an unaffiliated independent power producer, LSP-Whitewater L.P. ("LS Power"), to construct a generation facility to meet a portion of WE's anticipated increase in system supply needs. WE subsequently signed a long-term agreement to purchase electricity from the proposed facility. The agreement is contingent upon the facility being completed and placed into operation, which at this time is planned for mid-1997.

PSCW Advance Plan 7: In January 1994, a coordinated state-wide plan for meeting future electricity needs of Wisconsin customers was filed with the PSCW in the Advance Plan 7 Docket. In the Advance Plan process, WE, in conjunction with the other regulated electric utilities located in Wisconsin, files long-term forecasts of resource requirements, such as the need for generation and transmission facilities, along with plans to meet those requirements, including the use of energy management and conservation. The PSCW approved WE's Advance Plan 7 filing in December 1995.

In order to reliably meet its forecasted growth in demand, WE employs a least-cost integrated planning process which includes renovation of existing power plants, promotion of cost-effective conservation and load management options, development of renewable energy sources, purchases of power and construction of new company-owned generation facilities.

Investments in demand-side management programs have reduced and delayed the need to add new generating capacity but have not eliminated the need entirely. Purchases of power from other utilities and transmission system upgrades will also combine to help delay the need to install some new generating capacity in the future.

Finally, WE's Advance Plan 7 filing indicated a need for additional peaking capacity after the turn of the century, along with an anticipated need for additional intermediate-load capacity during the 2000 to 2010 time period. WE does not anticipate needing additional base load generation until after 2010.

The addition of new generating units requires approval of the PSCW following a two-stage bidding process, which could influence whether WE would construct such facilities or purchase the required power. The United States Environmental Protection Agency and the Wisconsin Department of Natural Resources ("DNR") also must approve new generating units. All generating facilities proposed by WE will meet or exceed the applicable federal and state environmental requirements.

Kimberly Cogeneration Facility: Prior to the 1993 selection of the LS Power generation facility by the PSCW, WE had proposed to construct its own 220 megawatt cogeneration facility in Kimberly, Wisconsin, which was intended to provide process steam to Repap Wisconsin, Inc. ("Repap") starting in mid-1994. In the PSCW Order, the WE project was selected as the second place conditional project if the LS Power project did not proceed. WE had made expenditures for the Kimberly facility of approximately $65.8 million associated with the procurement of three combustion turbines, one steam turbine and three heat recovery boilers in order to achieve the in-service dates as agreed to in a steam service contract with Repap.

The Company is currently reviewing its options regarding its Kimberly Cogeneration Facility equipment (the "Equipment"). The Equipment is of a technology of natural gas-fired combined cycle generation equipment that is marketed worldwide. The Company is investigating opportunities to sell the Equipment or to use it in another power project and is currently evaluating potential sales opportunities and/or power projects involving the Equipment. At this time, the Company does not believe that disposition of the Equipment will have a material adverse effect on its financial condition. However, there is a possibility that WE may need to recognize an impairment of the Equipment in the future should the projects noted above not occur and should no other viable sales opportunities and/or power projects involving the Equipment be identified.
Point Beach Unit 2 Steam Generators and Dry Cask Storage Facility: WE operates two 500 megawatt generating units at Point Beach. During 1995, Point Beach accounted for 26.9% of WE's net electric generation. The current operating licenses for the two units at Point Beach expire in 2010 and 2013 for Units 1 and 2, respectively.

In October 1992, WE filed an application with the PSCW for replacement of the Point Beach Unit 2 steam generators. As a result of degradation of some of the tubes within the Unit 2 steam generators, the unit has been operating at approximately 90% of its capacity since its return to service after its annual refueling outage in the fall of 1995. In February 1995, the PSCW deferred a decision on the replacement of the steam generators in part to gather more information during the fall 1995 refueling outage. An evaluation of information gathered during this outage was included in a Supplemental Environmental Impact Statement ("SEIS") prepared by the PSCW that shows the replacement of the Unit 2 steam generators to be the most cost-effective option when compared to all credible alternatives. Considering the rate of tube degradation in the steam generators, there is a likelihood that WE would not be able to restart Unit 2 following the fall 1996 outage without replacement of the steam generators. In its SEIS, the PSCW estimates that failure to replace the Unit 2 steam generators would cost WE customers up to $494 million over the next 25 years to replace lost generation when compared to the current estimated cost of replacement of $96 million.

In a related matter, WE received a Certificate of Authority from the PSCW in February 1995 to construct and operate an Independent Spent Fuel Storage Installation ("ISFSI"). The ISFSI will provide interim dry cask storage of spent fuel from Point Beach using a system that was certified by the NRC after a four-year technical review. Construction was completed in June 1995 with associated capital costs of $8.5 million. WE loaded the first cask with spent fuel in December 1995. On December 22, 1995, the Dane County Circuit Court ("Court") issued a decision vacating and remanding the February 1995 order of the PSCW on procedural grounds, stating that the Environmental Impact Statement prepared by the PSCW for this project was inadequate in two respects. Transfer of additional spent fuel to the ISFSI has been temporarily suspended by WE pending the PSCW's further action.

The PSCW has issued two SEIS's which address steam generator issues and the inadequacies found by the Court with the original Environmental Impact Statement for the ISFSI project. The PSCW held related hearings on these matters in February and March 1996. WE anticipates that the PSCW will issue a combined final order on replacement of the Unit 2 steam generators and the remanded dry cask storage matters in May 1996. Failure by the PSCW to approve the steam generator replacement and resolve the remanded issues could jeopardize the continued operation of Point Beach and materially affect WE's financial position and results of operations. WE would likely seek regulatory relief to minimize the replacement power costs resulting from lost generating capacity.

The ISFSI was necessary because the spent fuel pool inside the plant is nearly full. The dry storage facility will be used until the United States Department of Energy ("DOE") takes ownership of and removes the spent fuel. While WE as well as other operators of nuclear power facilities in the United States have a contract mandated by federal law that calls for the DOE to begin accepting fuel in 1998, the DOE is not in a position to meet its commitment. If this commitment is not met, WE will need to construct additional casks and will seek PSCW approval to do so.

Milwaukee County Power Plant: In December 1995, WE signed an agreement with Milwaukee County to purchase the Milwaukee County Power Plant located in Wauwatosa, Wisconsin. The 11 megawatt power plant provides steam, chilled water and electricity for the Milwaukee Regional Medical Center and several other large customers located on the Milwaukee County grounds. WE had previously obtained approval from the PSCW for the purchase of the electric generation and distribution facilities and acquired them in December 1995 with a capital expenditure of $7 million. WE will integrate the electric facilities into its current electric utility operations. In February 1996, WE filed an application with the PSCW for a Certificate of Authority to acquire and place in operation the steam production and distribution facilities. Capital costs for the steam facilities will be $20 million. WE anticipates PSCW approval of the acquisition by mid-1996 and will integrate the steam facilities into its current steam utility operations. In conjunction with the steam facility acquisition anticipated in mid-1996, WEC will acquire and operate the chilled water facility as a non-regulated business. Purchase of the steam and chilled water portions of the plant is contingent upon PSCW approval to acquire the steam facilities and upon the five major customers signing ten-year steam and chilled water service agreements.

Capital Resources

During the five-year period ending December 31, 2000, WE expects internal sources of funds from operations, after dividends to WEC, to provide about 87% of the utility capital requirements. The remaining utility cash requirements are expected to be met through short-term borrowings and the issuance of intermediate or long-term debt. The specific form, amount and timing of debt securities which may be issued have not yet been determined and will depend, to a large extent, on market conditions and other factors. The anticipated capital resources during this period do not reflect the impact of the proposed merger with NSP. See "RESULTS OF OPERATIONS - Mergers" above.

Environmental Issues

Clean Air Act: The 1990 Amendments to the Clean Air Act mandate significant nation-wide reductions in SO2 and NOx emissions to address acid rain and ground level ozone control requirements.

In 1994, WE completed the installation of continuous emission monitors at all of its facilities and installed low NOx burners on one boiler at its Oak Creek Power Plant and two boilers at its Valley Power Plant. These actions, along with the burning of low sulfur coal and the installation of low NOx burners on other boilers at Oak Creek and Valley Power Plants in early 1995, meet the requirements that became effective January 1, 1995. To date, approximately $45.3 million has been spent on compliance with the 1990 amendments to the Clean Air Act.

WE elected to voluntarily bring the Valley and Port Washington Power Plants under jurisdiction of the NOx and SO2 requirements of the Clean Air Act amendments of 1990, five years earlier than mandated. This was possible because these units meet the more stringent phase II emissions standards today.

WE projects a surplus of SO2 emission allowances and is seeking additional allowances available as a result of energy conservation programs. As an integral component of its least-cost plan, WE is active in SO2 allowance trading. Revenue from the sale of allowances is being used to offset future potential rate increases.

Additional fuel switching and the installation of NOx controls at various power plants will be required to meet the second phase of reduction requirements that become effective January 1, 2000. These costs, along with additional operating expenses, are not expected to exceed $40.3 million based on today's costs.

Manufactured Gas Plant Sites: WE's natural gas business unit is investigating the remediation of a number of former manufactured gas plant ("MGP") sites. Operations at these MGP sites ceased over 40 years ago. Limited remediation activities occurred at a number of these sites during the 1980's, with removal of waste materials known to be present at that time. In 1995, WE presented a plan to investigate and further remediate sites to the DNR. During 1995, WE conducted site investigations at four sites and partial remediation activities were conducted at one site. Approximately $1.6 million has been spent through December 31, 1995 for such activities. Remediation costs to be incurred through the year 2000 have been estimated to be $12 million, but the total costs are uncertain pending the results of further site specific investigations and the selection of site specific remedial actions. In its September 11, 1995 letter order, the PSCW allowed WE to defer MGP site remediation costs with final rate treatment of such costs to be determined in future rate cases. As of December 31, 1995, WE has recorded an accrued liability of $1.6 million for MGP site remediation and a related deferred regulatory asset of $3.2 million. WE expects to accrue additional MGP site remediation liabilities during 1996 as site specific investigations are completed and site specific remedial actions are identified. WE will seek rate recovery for these costs and does not anticipate that there will be a material adverse effect on its net income or financial position.

Ash Landfill Sites: WE aggressively seeks environmentally acceptable, beneficial uses of its combustion byproducts. However, ash materials have been, and to some degree, continue to be disposed in company-owned, licensed landfills. Some early designed and constructed landfills may allow the release of low levels of constituents resulting in the need for various levels of remediation. Where WE has become aware of these conditions, efforts have been expended to define the nature and extent of any release, and work has been performed to address these conditions. These costs are included in the environmental operating and maintenance costs of WE.

                                   WISCONSIN ELECTRIC POWER COMPANY

                                           INCOME STATEMENT

                                        Year Ended December 31

                                               1995                1994                1993
                                            ----------          ----------          ----------
                                                          (Thousands of Dollars)
Operating Revenues
  Electric                                  $1,437,480          $1,403,562          $1,347,844
  Gas                                          318,262             324,349             331,301
  Steam                                         14,742              14,281              14,090
                                            ----------          ----------          ----------
       Total Operating Revenues              1,770,484           1,742,192           1,693,235

Operating Expenses
  Fuel (Note F)                                303,553             285,862             263,385
  Purchased power                               41,834              42,623              54,880
  Cost of gas sold                             188,764             199,511             214,132
  Other operation expenses                     395,242             399,011             399,135
  Maintenance                                  112,400             124,602             156,085
  Revitalization (Note K)                         -                 73,900                -
  Depreciation (Note C)                        183,876             177,614             167,066
  Taxes other than income taxes                 74,765              76,035              74,653
  Federal income tax (Note D)                  119,939             104,725              74,463
  State income tax (Note D)                     28,405              24,756              15,530
  Deferred income taxes - net (Note D)          (2,833)            (25,095)             13,096
  Investment tax credit - net (Note D)          (4,482)             (4,625)             (4,626)
                                            ----------          ----------          ----------
       Total Operating Expenses              1,441,463           1,478,919           1,427,799

Operating Income                               329,021             263,273             265,436

Other Income and Deductions
  Interest income                               12,850              11,715              13,753
  Allowance for other funds used during
    construction (Note E)                        3,650               4,985               8,457
  Miscellaneous - net                            5,677              10,727               9,568
  Federal income tax (Note D)                     (535)             (1,504)             (1,832)
  State income tax (Note D)                       (370)               (589)               (832)
                                            ----------          ----------          ----------
       Total Other Income and Deductions        21,272              25,334              29,114

Income Before Interest Charges                 350,293             288,607             294,550

Interest Charges
  Long-term debt                                99,727             102,059             103,262
  Other interest                                11,960               7,610               3,945
  Allowance for borrowed funds used
    during construction (Note E)                (2,062)             (2,816)             (4,737)
                                            ----------          ----------          ----------
       Total Interest Charges                  109,625             106,853             102,470
                                            ----------          ----------          ----------
Net Income                                     240,668             181,754             192,080

Preferred Stock Dividend Requirement             1,203               1,351               4,377
                                            ----------          ----------          ----------
Earnings Available for Common
  Stockholder                               $  239,465          $  180,403          $  187,703
                                            ==========          ==========          ==========

Note:  Earnings and dividends per share of common stock are not applicable because all of the company's common stock is owned by Wisconsin Energy Corporation.

The notes are an integral part of the financial statements.







                                     WISCONSIN ELECTRIC POWER COMPANY

                                          STATEMENT OF CASH FLOWS

                                          Year Ended December 31
                                                       1995             1994             1993
                                                     --------         --------         --------
                                                               (Thousands of Dollars)
Operating Activities
  Net income                                         $240,668         $181,754         $192,080
  Reconciliation to cash
    Depreciation                                      183,876          177,614          167,066
    Revitalization - net                               (5,404)          43,860             -
    Nuclear fuel expense - amortization                22,324           21,437           21,366
    Conservation expense - amortization                21,870           20,910           15,254
    Debt premium, discount & expense -
      amortization                                     12,652           14,368           13,617
    Deferred income taxes - net                        (2,833)         (25,095)          13,096
    Investment tax credit - net                        (4,482)          (4,625)          (4,626)
    Allowance for other funds used
      during construction                              (3,650)          (4,985)          (8,457)
    Change in - Accounts receivable                   (32,639)           7,684          (17,952)
                Inventories                             5,233           11,455          (11,186)
                Accounts payable                       16,650          (20,683)           7,864
                Other current assets                   (4,068)          (9,878)           1,039
                Other current liabilities              17,097            9,980           19,273
    Other                                             (29,204)         (13,123)          (5,606)
                                                     --------         --------         --------
Cash Provided by Operating Activities                 438,090          410,673          402,828


Investing Activities
  Construction expenditures                          (248,867)        (271,448)        (334,932)
  Allowance for borrowed funds used
    during construction                                (2,062)          (2,816)          (4,737)
  Nuclear fuel                                        (23,454)         (26,351)         (20,016)
  Nuclear decommissioning trust                       (10,861)         (10,138)         (11,371)
  Conservation investments - net                        2,130          (20,823)         (35,252)
  Other                                                (4,511)         (10,205)             612
                                                     --------         --------         --------
Cash Used in Investing Activities                    (287,625)        (341,781)        (405,696)

Financing Activities
  Sale of long-term debt                              217,453           32,474          361,049
  Retirement of long-term debt                       (134,172)         (35,069)        (332,862)
  Change in short-term debt                           (91,811)          49,294           71,004
  Stockholder capital contribution                     30,000           30,000           10,000
  Retirement of preferred stock                          -              (5,250)         (65,504)
  Dividends on stock - common                        (159,576)        (150,951)         (74,771)
                     - preferred                       (1,203)          (1,381)          (4,729)
  Other                                                  -                -                 135
                                                     --------         --------         --------
Cash Used in Financing Activities                    (139,309)         (80,883)         (35,678)
                                                     --------         --------         --------
Change in Cash and Cash Equivalents                  $ 11,156         $(11,991)        $(38,546)
                                                     ========         ========         ========


Supplemental information disclosures
  Cash Paid For
    Interest (net of amount capitalized)             $ 99,352         $ 93,383         $ 85,299
    Income taxes                                      149,224          148,552          101,216


The notes are an integral part of the financial statements.












                       WISCONSIN ELECTRIC POWER COMPANY

                                 BALANCE SHEET
                                  December 31

                                    ASSETS
                                                        1995          1994
                                                     ----------    ----------
                                                      (Thousands of Dollars)
Utility Plant
  Electric                                           $4,531,404    $4,304,925
  Gas                                                   489,739       467,732
  Steam                                                  40,078        40,103
                                                     ----------    ----------
                                                      5,061,221     4,812,760
    Accumulated provision for depreciation           (2,288,080)   (2,134,469)
                                                     ----------    ----------
                                                      2,773,141     2,678,291
  Construction work in progress                          78,153       205,835
  Nuclear fuel - net (Note F)                            59,260        56,606
                                                     ----------    ----------
       Net Utility Plant                              2,910,554     2,940,732

Other Property and Investments
  Nuclear decommissioning trust fund (Note F)           275,125       226,805
  Conservation investments                              115,523       138,489
  Other                                                  36,979        32,974
                                                     ----------    ----------
       Total Other Property and Investments             427,627       398,268

Current Assets
  Cash and cash equivalents                              19,550         8,394
  Accounts receivable, net of allowance for
    doubtful accounts - $13,400 and $12,078             144,476       111,837
  Accrued utility revenues                              140,201       128,107
  Fossil fuel (at average cost)                          83,366        88,587
  Materials and supplies (at average cost)               70,347        70,359
  Prepayments                                            55,147        61,160
  Other assets                                            4,637         6,650
                                                     ----------    ----------
       Total Current Assets                             517,724       475,094

Deferred Charges and Other Assets
  Accumulated deferred income taxes (Note D)            136,581       137,931
  Deferred regulatory assets (Note A)                   193,757       197,103
  Other                                                 132,681        53,065
                                                     ----------    ----------
       Total Deferred Charges and Other Assets          463,019       388,099
                                                     ----------    ----------
Total Assets                                         $4,318,924    $4,202,193
                                                     ==========    ==========

The notes are an integral part of the financial statements.



                       WISCONSIN ELECTRIC POWER COMPANY

                                 BALANCE SHEET
                                  December 31

                        CAPITALIZATION and LIABILITIES
                                                        1995          1994
                                                     ----------    ----------
                                                      (Thousands of Dollars)
Capitalization (See Capitalization Statement)
  Common stock equity                                $1,696,565    $1,586,676
  Preferred stock                                        30,451        30,451
  Long-term debt (Note H)                             1,325,169     1,257,776
                                                     ----------    ----------
       Total Capitalization                           3,052,185     2,874,903

Current Liabilities
  Long-term debt due currently (Note H)                  51,419        32,136
  Notes payable (Note I)                                150,694       242,505
  Accounts payable                                      107,115        90,465
  Payroll and vacation accrued                           26,699        26,507
  Taxes accrued - income and other                       18,378        20,589
  Interest accrued                                       21,617        23,254
  Other                                                  48,762        28,009
                                                     ----------    ----------
       Total Current Liabilities                        424,684       463,465

Deferred Credits and Other Liabilities
  Accumulated deferred income taxes (Note D)            479,828       472,746
  Accumulated deferred investment tax credits            89,672        94,154
  Deferred regulatory liabilities (Note A)              167,483       171,599
  Other                                                 105,072       125,326
                                                     ----------    ----------
       Total Deferred Credits and Other
         Liabilities                                    842,055       863,825

Commitments and Contingencies (Note N)
                                                     ----------    ----------
Total Capitalization and Liabilities                 $4,318,924    $4,202,193
                                                     ==========    ==========

The notes are an integral part of the financial statements.














                                     WISCONSIN ELECTRIC POWER COMPANY

                                         CAPITALIZATION STATEMENT
                                                December 31
                                                                                1995          1994
                                                                             ----------    ----------
                                                                              (Thousands of Dollars)
Common Stock Equity (See Common Stock Equity Statement)
  Common stock - $10 par value; authorized 65,000,000 shares;
    outstanding - 33,289,327 shares                                          $  332,893    $  332,893
  Other paid in capital                                                         280,689       250,689
  Retained earnings                                                           1,082,983     1,003,094
                                                                             ----------    ----------
       Total Common Stock Equity                                              1,696,565     1,586,676

Preferred Stock - Cumulative
  Six Per Cent. Preferred Stock - $100 par value; authorized
    45,000 shares; outstanding - 44,508 shares                                    4,451         4,451
  Serial preferred stock - $100 par value; authorized 2,286,500 and
    2,360,000 shares; outstanding - 3.60% Series - 260,000 shares                26,000        26,000
                                                                             ----------    ----------
       Total Preferred Stock (Note G)                                            30,451        30,451

Long-Term Debt
  First mortgage bonds
    Series       Due
    ------       ---
    5-5/8%       1995                                                              -           10,000
    4-1/2%       1996                                                            30,000        30,000
    5-7/8%       1997                                                           130,000       130,000
    6-5/8%       1997                                                            10,000        10,000
    5-1/8%       1998                                                            60,000        60,000
    6.10 %       1999-2008                                                         -           25,000
    6.25 %       1999-2008                                                         -            1,000
    6-1/2%       1999                                                            40,000        40,000
    6-5/8%       1999                                                            51,000        51,000
    6.45 %       2004                                                              -           12,000
    7-1/4%       2004                                                           140,000       140,000
    6.45 %       2006                                                              -            4,000
    6.50 %       2007-2009                                                         -           10,000
    9-3/4%       2015                                                              -           46,350
    7-1/8%       2016                                                           100,000       100,000
    6.85 %       2021                                                             9,000         9,000
    7-3/4%       2023                                                           100,000       100,000
    7.05 %       2024                                                            60,000        60,000
    9-1/8%       2024                                                             3,443         3,443
    8-3/8%       2026                                                           100,000       100,000
    7.70 %       2027                                                           200,000       200,000
                                                                             ----------    ----------
                                                                              1,033,443     1,141,793
  Debentures (unsecured)
    6-1/8%       1997                                                            25,000        25,000
    10-1/4%      1998                                                              -            2,290
    9.47%        2006                                                             7,000         7,000
    8-1/4%       2022                                                            25,000        25,000
    6-7/8%       2095                                                           100,000          -

  Notes (unsecured)
    Variable rate due 2006                                                        1,000          -
    Variable rate due 2015                                                       17,350          -
    Variable rate due 2016                                                       67,000        67,000
    Variable rate due 2030                                                       80,000          -

Obligations under capital lease (Note F)                                         43,924        43,696
Unamortized discount - net                                                      (23,129)      (21,867)
Long-term debt due currently                                                    (51,419)      (32,136)
                                                                             ----------    ----------
       Total Long-Term Debt (Note H)                                          1,325,169     1,257,776
                                                                             ----------    ----------
       Total Capitalization                                                  $3,052,185    $2,874,903
                                                                             ==========    ==========

The notes are an integral part of the financial statements.




                                     WISCONSIN ELECTRIC POWER COMPANY

                                      COMMON STOCK EQUITY STATEMENT



- --------------------------------------------------   ----------------------------------------------------------
                                      Common Stock    Common Stock     Other Paid     Retained
                                         Shares       $10 Par Value    In Capital     Earnings        Total
- --------------------------------------------------   ----------------------------------------------------------
                                                                       (Thousands of Dollars)
Balance - December 31, 1992            33,289,327          $332,893     $213,409     $  861,092      $1,407,394


Net income                                                                              192,080         192,080

Cash dividends
  Common stock                                                                          (74,771)        (74,771)
  Preferred stock                                                                        (4,729)         (4,729)

Purchase of preferred stock (Note G)                                      (2,854)                        (2,854)
Stockholder capital contribution                                          10,000                         10,000
Other                                                                        134            245             379
- --------------------------------------------------   ----------------------------------------------------------
Balance - December 31, 1993            33,289,327           332,893      220,689        973,917       1,527,499


Net income                                                                              181,754         181,754

Cash dividends
  Common stock                                                                         (150,951)       (150,951)
  Preferred stock                                                                        (1,381)         (1,381)

Stockholder capital contribution                                          30,000                         30,000
Other                                                                                      (245)           (245)
- --------------------------------------------------   ----------------------------------------------------------
Balance - December 31, 1994            33,289,327           332,893      250,689      1,003,094       1,586,676


Net income                                                                              240,668         240,668

Cash dividends
  Common stock                                                                         (159,576)       (159,576)
  Preferred stock                                                                        (1,203)         (1,203)

Stockholder capital contribution                                          30,000                         30,000
- --------------------------------------------------   ----------------------------------------------------------
Balance - December 31, 1995            33,289,327          $332,893     $280,689     $1,082,983      $1,696,565
==================================================   ==========================================================


The notes are an integral part of the financial statements.
























                       WISCONSIN ELECTRIC POWER COMPANY

                         NOTES TO FINANCIAL STATEMENTS


A - Summary of Significant Accounting Policies

General: The accounting records of Wisconsin Electric Power Company ("WE" or the "Company") are kept as prescribed by the Federal Energy Regulatory Commission ("FERC"), modified for requirements of the Public Service Commission of Wisconsin ("PSCW").

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenues: Utility revenues are recognized on the accrual basis and include estimated amounts for service rendered but not billed.

Fuel:  The cost of fuel is expensed in the period consumed.

Property: Property is recorded at cost. Additions to and significant replacements of utility property are charged to utility plant at cost; minor items are charged to maintenance expense. Cost includes material, labor and allowance for funds used during construction (see Note E). The cost of depreciable utility property, together with removal cost less salvage, is charged to accumulated provision for depreciation when property is retired.

Deferred Regulatory Assets and Liabilities: Pursuant to Statement of Financial Accounting Standards No. 71, Accounting for the Effects of Certain Types of Regulation, WE capitalizes, as deferred regulatory assets, incurred costs which are expected to be recovered in future utility rates. WE also records, as deferred regulatory liabilities, the current recovery in utility rates of costs which are expected to be paid in the future. A significant portion of WE's deferred regulatory assets and liabilities relate to the amounts recorded due to the adoption of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("FAS 109"). (See Note D.)

Statement of Cash Flows: Cash and cash equivalents include marketable debt securities acquired three months or less from maturity.

Conservation Investments: WE directs a variety of demand-side management programs to help foster energy conservation by its customers. As authorized by the PSCW, WE capitalized certain conservation program costs prior to 1995. Utility rates approved by the PSCW provide for a current return on these conservation investments. Through 1995, conservation investments were charged to operating expense over a ten-year amortization period. Beginning in 1996, the capitalized conservation balance will be charged to operating expense on a straight line basis over a five-year amortization period.

New Pronouncements: In 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets ("FAS 121"). FAS 121 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company will adopt FAS 121 prospectively in 1996. It is anticipated that adoption will not have a material effect on net income or financial position.


B - Mergers

Wisconsin Natural Gas Company: Effective January 1, 1996, Wisconsin Energy Corporation ("WEC"), WE's parent company, merged its natural gas utility subsidiary, Wisconsin Natural Gas Company ("WN") into WE. The accounting treatment for this merger was similar to that which would result from a pooling of interests. The Company's prior years' financial information has been restated to include WN at historical values. Where applicable, references to WE include WN prior to their merger.

Wisconsin Southern Gas Company, Inc.: Effective January 1, 1994, WEC acquired all of the outstanding common stock of Wisconsin Southern Gas Company, Inc. ("WSG") through a statutory merger of WSG into WN in which all of WSG's common stock was converted into common stock of WEC. WSG was a gas utility engaged in the purchase, distribution, transportation and sale of natural gas primarily in a section of southeastern Wisconsin which was contiguous to WN's service territory. WSG was merged into WN using the pooling of interests method of accounting. Accordingly, prior years' financial and statistical information was restated to include WSG at historical values.

Northern States Power Company: On April 28, 1995, WEC and Northern States Power Company, a Minnesota corporation ("NSP"), entered into an Agreement and Plan of Merger, which was amended and restated as of July 26, 1995 ("Merger Agreement"). The Merger Agreement provides for a strategic business combination involving WEC and NSP in a "merger-of-equals" transaction ("Transaction"). As a result, WEC will become a registered public utility holding company under the Public Utility Holding Company Act of 1935, as amended, and will change its name to Primergy Corporation ("Primergy"). Primergy will be the parent company of WE (which will be renamed Wisconsin Energy Company), of NSP (which, for regulatory reasons, will reincorporate in Wisconsin ("New NSP")), and of the other subsidiaries of WEC and NSP. The Transaction is intended to be tax-free for income tax purposes and to be accounted for as a pooling of interests. On September 13, 1995, stockholders of WEC and NSP voted to approve the Transaction. The Merger Agreement is subject to various conditions, including the approval of various regulatory agencies. Subject to obtaining all requisite approvals, WEC and NSP anticipate completing the Transaction by January 1, 1997.

In connection with the Transaction, Northern States Power Company, a Wisconsin corporation ("NSP-WI"), currently a subsidiary of NSP, will be merged into Wisconsin Energy Company. Prior to the merger of NSP-WI into Wisconsin Energy Company, New NSP will acquire from NSP-WI certain gas utility assets in LaCrosse and Hudson, Wisconsin with a net historical cost at December 31, 1995 of approximately $19.3 million.

The following summarized Wisconsin Energy Company unaudited pro forma financial information combines historical balance sheet and income statement information of WE and NSP-WI to give effect to the Transaction, including the transfer of the gas assets from NSP-WI to New NSP, and should be read in conjunction with the historical financial statements and related notes thereto of WE and NSP-WI. The unaudited pro forma income statement information does not reflect adjustments for 1995 revenues of $28.9 million and related expenses associated with the transfer of the gas assets from NSP-WI to New NSP. A $136.6 million pro forma adjustment has been made to conform the presentation of noncurrent deferred income taxes in the summarized unaudited pro forma combined balance sheet information as a net liability. The allocation between WEC and NSP and their customers of the estimated cost savings resulting from the Transaction, net of costs incurred to achieve such savings, will be subject to regulatory review and approval. None of the estimated cost savings, the costs to achieve such savings, nor transaction costs are reflected in the unaudited pro forma financial information. All other financial statement presentation and accounting policy differences are immaterial and have not been adjusted in the unaudited pro forma financial information.

The unaudited pro forma balance sheet information gives effect to the Transaction as if it had occurred at December 31, 1995. The unaudited pro forma income statement information gives effect to the Transaction as if it had occurred at January 1, 1995. The following information is not necessarily indicative of the financial position or operating results that would have occurred had the Transaction been consummated on the date or at the beginning of the period for which the Transaction is being given effect nor is it necessarily indicative of future operating results or financial position.

==============================================================================
 Wisconsin Energy Company: *                                     Unaudited
                                    WE            NSP-WI         Pro Forma
                               (As Reported)   (As Reported)     Combined**
                               -------------   -------------   -------------
                                           (Millions of Dollars)
 As of December 31, 1995:
   Utility plant-net               $   2,911       $     652       $   3,544
   Current assets                        518              86             620
   Other assets                          890              53             807
                                 -----------     -----------     -----------
      Total Assets                 $   4,319       $     791       $   4,971
                                 ===========     ===========     ===========

   Common stockholder's equity     $   1,697       $     318       $   2,015
   Preferred stock and premium            30              -               30
   Long-term debt                      1,325             214           1,539
                                 -----------     -----------     -----------
      Total Capitalization             3,052             532           3,584
   Current liabilities                   425             102             527
   Other liabilities                     842             157             860
                                 -----------     -----------     -----------
      Total Equity & Liabilities   $   4,319       $     791       $   4,971
                                 ===========     ===========     ===========
==============================================================================

==============================================================================
 Wisconsin Energy Company: *                                     Unaudited
 (cont'd)                           WE            NSP-WI         Pro Forma
                               (As Reported)   (As Reported)     Combined**
                               -------------   -------------   -------------
                                           (Millions of Dollars)
 For the Year Ended
 December 31, 1995:
   Utility Operating Revenues      $   1,770       $     459       $   2,229
   Utility Operating Income        $     329       $      56       $     385
   Net Income, after Preferred
     Dividend Requirements         $     239       $      39       $     278
==============================================================================
 * In connection with the Merger Agreement, WE will be renamed Wisconsin Energy Company.

** Includes a pro forma adjustment for the transfer of selected gas assets from NSP-WI to New NSP and a $136.6 million pro forma adjustment to conform the presentation of noncurrent deferred taxes as a net liability.

Note: Earnings per share of common stock are not applicable because all of the Wisconsin Energy Company common stock will be owned by Primergy.

C - Depreciation

Depreciation expense is accrued at straight line rates over the estimated useful lives of the assets. These rates are certified by the PSCW and include estimates for salvage and removal costs. Depreciation as a percent of average depreciable utility plant was 3.8% in 1995 and 3.9% in 1994 and 1993. Nuclear plant decommissioning is accrued as depreciation expense (see Note F).

D - Income Taxes

Comprehensive interperiod income tax allocation is used for federal and state temporary differences. The federal investment tax credit is accounted for on the deferred basis and is reflected in income ratably over the life of the related property.

Following is a summary of income tax expense and a reconciliation of total income tax expense with the tax expected at the federal statutory rate:

==============================================================================
                                          1995         1994         1993
                                        --------     --------     --------
                                              (Thousands of Dollars)

  Current tax expense                   $149,249     $131,574     $ 92,657
  Investment tax credit-net               (4,482)      (4,625)      (4,626)
  Deferred tax expense                    (2,833)     (25,095)      13,096
                                        --------     --------     --------
     Total Tax Expense                  $141,934     $101,854     $101,127
                                        ========     ========     ========
==============================================================================

==============================================================================
                                          1995         1994         1993
                                        --------     --------     --------
                                              (Thousands of Dollars)
  Income Before Income Taxes
    and Preferred Dividend              $382,602     $283,608     $293,207
                                        ========     ========     ========
  Expected tax at federal
    statutory rate                      $133,911     $ 99,263     $102,622
  State income tax net of
    federal tax reduction                 18,943       14,087       12,078
  Investment tax credit
    restored                              (4,482)      (4,625)      (5,241)
  Other (no item over
    5% of expected tax)                   (6,438)      (6,871)      (8,332)
                                        --------     --------     --------
     Total Tax Expense                  $141,934     $101,854     $101,127
                                        ========     ========     ========
==============================================================================

FAS 109 requires the recording of deferred assets and liabilities to recognize the expected future tax consequences of events that have been reflected in the Company's financial statements or tax returns and the adjustment of deferred tax balances to reflect tax rate changes. Following is a summary of deferred income taxes under FAS 109:

==============================================================================
                                                      December 31
                                               1995                 1994
                                             --------             --------
                                                 (Thousands of Dollars)
  Deferred Income Tax Assets
    Decommissioning trust                    $ 43,759             $ 42,685
    Construction advances                      43,052               40,839
    Other                                      49,770               54,407
                                             --------             --------
     Total Deferred Income Tax Assets        $136,581             $137,931
                                             ========             ========
  Deferred Income Tax Liabilities
    Property related                         $445,878             $428,044
    Conservation investments                   25,775               27,564
    Other                                       8,175               17,138
                                             --------             --------
     Total Deferred Income Tax Liabilities   $479,828             $472,746
                                             ========             ========
==============================================================================

WE also has recorded the following deferred regulatory assets and liabilities representing the future expected impact of deferred taxes on utility revenues:

==============================================================================
                                                      December 31
                                               1995                 1994
                                             --------             --------
                                                 (Thousands of Dollars)

  Deferred Regulatory Assets                 $155,944             $158,912

  Deferred Regulatory Liabilities             163,676              171,599
==============================================================================


E - Allowance for Funds Used During Construction ("AFUDC")

AFUDC is included in utility plant accounts and represents the cost of borrowed funds used during plant construction and a return on stockholders' capital used for construction purposes. On the income statement, the cost of borrowed funds (before income taxes) is a reduction of interest expense and the return on stockholders' capital is an item of noncash other income.

Utility rates approved by the PSCW provide for a current return on investment for selected long-term projects included in construction work in progress ("CWIP"). AFUDC was capitalized on the remaining CWIP at a rate of 10.83% in 1995, 1994 and 1993, as approved by the PSCW.


F - Nuclear Operations

Point Beach Nuclear Plant: WE operates two 500 megawatt generating units at its Point Beach Nuclear Plant ("Point Beach"). During 1995, Point Beach accounted for 26.9% of WE's net electric generation. The current operating licenses for the two units at Point Beach expire in 2010 and 2013 for Units 1 and 2, respectively.

WE has filed an application with the PSCW for replacement of the Point Beach Unit 2 steam generators. As a result of degradation of some of the tubes within the Unit 2 steam generators, the unit has been operating at approximately 90% of its capacity since its return to service after its annual refueling outage in the fall of 1995. Considering the rate of tube degradation in the steam generators, there is a likelihood that WE would not be able to restart Unit 2 following the fall 1996 outage without replacement of the steam generators.

In a related matter, WE completed construction of an Independent Spent Fuel Storage Installation ("ISFSI") in June 1995. The ISFSI will provide interim dry cask storage of spent fuel from Point Beach, which is necessary because the spent fuel pool inside the plant is nearly full. WE loaded the first cask with spent fuel in December 1995. On December 22, 1995, the Dane County Circuit Court ("Court") issued a decision vacating and remanding the February 1995 PSCW approval of the ISFSI on procedural grounds, stating that the

Environmental Impact Statement prepared by the PSCW for this project was inadequate in two respects. Transfer of additional spent fuel to the ISFSI has been temporarily suspended by WE pending the PSCW's further action.

The PSCW has issued two Supplemental Environmental Impact Statements which address steam generator issues and the inadequacies found by the Court with the original Environmental Impact Statement for the ISFSI project. The PSCW held related hearings on these matters in February and March 1996. WE anticipates that the PSCW will issue a combined final order on the replacement of the Unit 2 steam generators and the remanded dry cask storage matters in May 1996. Failure by the PSCW to approve steam generator replacement and resolve the remanded issues could jeopardize the continued operation of Point Beach and materially affect WE's financial position and results of operations. WE would likely seek regulatory relief to minimize the replacement power costs resulting from lost generating capacity.

Nuclear Fuel: WE has a nuclear fuel leasing arrangement with Wisconsin Electric Fuel Trust ("Trust"), which is treated as a capital lease. The nuclear fuel is leased for a period of 60 months or until the removal of the fuel from the reactor, if earlier. Lease payments include charges for the cost of fuel burned, financing costs and a management fee. In the event WE or the Trust terminates the lease, the Trust would recover its unamortized cost of nuclear fuel from WE. Under the lease terms, WE is in effect the ultimate guarantor of the Trust's commercial paper and line of credit borrowings financing the investment in nuclear fuel.

Provided below is a summary of nuclear fuel investment at December 31 and interest expense for the respective years on the nuclear fuel lease:

==============================================================================
                                                1995      1994      1993
                                              --------  --------  --------
                                                 (Thousands of Dollars)
  Nuclear Fuel
    Under capital lease                       $ 89,840  $ 89,705
    Accumulated provision for amortization     (50,532)  (50,983)
    In process/stock                            19,952    17,884
                                              --------  --------
     Total Nuclear Fuel                       $ 59,260  $ 56,606
                                              ========  ========

  Interest Expense on Nuclear Fuel Lease      $  2,401  $  1,896  $  1,697
==============================================================================

The future minimum lease payments under the capital lease and the present value of the net minimum lease payments as of December 31, 1995 are as follows:

============================================================================
                                                 (Thousands of Dollars)
               1996                                     $ 22,446
               1997                                       14,747
               1998                                        6,960
               1999                                        2,443
               2000                                          490
                                                        --------
     Total Minimum Lease Payments                         47,086
     Less: Interest                                       (3,162)
                                                        --------
     Present Value of Net Minimum Lease Payments        $ 43,924
                                                        ========
==============================================================================

The estimated cost of disposal of spent fuel based on a contract with the U.S. Department of Energy ("DOE") is included in nuclear fuel expense. The Energy Policy Act of 1992 establishes a Uranium Enrichment Decontamination and Decommissioning Fund ("D&D Fund") for the DOE's nuclear fuel enrichment facilities. Deposits to the D&D Fund are derived in part from special assessments to utilities. As of December 31, 1995, WE has on its books a remaining estimated liability equal to the projected special assessments of $29.5 million. A corresponding deferred regulatory asset will be amortized to nuclear fuel expense and included in utility rates over the next 12 years.

Nuclear Insurance: The Price-Anderson Act ("Act") provides an aggregate limitation of $8.9 billion on public liability claims arising out of a nuclear incident. WE has $200 million of liability insurance from commercial sources. The Act also establishes an industry-wide retrospective rating plan under which nuclear reactor owners could be assessed up to $79 million per reactor (WE owns two), but not more than $10 million in any one year for each reactor, in the event of a nuclear incident.

An industry-wide insurance program, with an aggregate limit of $200 million, has been established to cover radiation injury claims of nuclear workers first employed after 1987. If claims in excess of the available funds develop, WE could be assessed a maximum of approximately $3.0 million per reactor.

WE has property damage, decontamination and decommissioning insurance totaling $1.5 billion for loss from damage at Point Beach with Nuclear Mutual Limited ("NML") and Nuclear Electric Insurance Limited ("NEIL"). Under the NML and NEIL policies, WE has a potential maximum retrospective premium liability per loss of $5.6 million and $9.8 million, respectively.

WE also maintains additional insurance with NEIL covering extra expenses of obtaining replacement power during a prolonged accidental outage (in excess of 21 weeks) at Point Beach. This insurance coverage provides weekly indemnities of $3.5 million per unit for outages during the first year, declining to 80% of the amounts during the second and third years. Under the policy, WE's maximum retrospective premium liability is approximately $7.7 million.

It should not be assumed that, in the event of a major nuclear incident, any insurance or statutory limitation of liability would protect WE from material adverse impact.

Nuclear Decommissioning: Subject to approval by the PSCW of the Point Beach Unit 2 steam generator replacements and resolution of the remanded ISFSI matters described above, WE expects to operate the two units at Point Beach to the expiration of their current operating licenses. The estimated cost to decommission the plant in 1995 dollars is $356 million based upon a site specific decommissioning cost study completed in 1994. Assuming plant shutdown at the expiration of the current operating licenses, prompt dismantlement and annual escalation of costs at specific inflation factors established by the PSCW, it is projected that approximately $1.6 billion will be spent over a twenty-year period, beginning in 2010, to decommission the plant.

Nuclear decommissioning costs are accrued as depreciation expense over the expected service lives of the two units based upon an external sinking fund method. In 1996, WE has increased its funding levels based on a site specific estimate as required by the PSCW. It is expected that the annual payments to the Nuclear Decommissioning Trust Fund ("Fund") along with the earnings on the Fund will provide sufficient funds at the time of decommissioning. WE believes it is probable that any shortfall in funding would be recoverable in utility rates.

As required by Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities ("FAS 115"), WE's debt and equity security investments in the Fund are classified as available for sale. Gains and losses on the Fund were determined on the basis of specific identification; net unrealized holding gains on the Fund were recorded as part of accumulated provision for depreciation.

Following is a summary of decommissioning costs and earnings charged to depreciation expense and the Fund balance included in accumulated provision for depreciation at December 31. The Fund balance is stated at fair value:

==============================================================================
                                                1995      1994      1993
                                              --------  --------  --------
                                                 (Thousands of Dollars)

  Decommissioning costs                       $  3,456  $  3,456  $  3,456
  Earnings                                       7,405     6,682     7,915
                                              --------  --------  --------
     Depreciation Expense                     $ 10,861  $ 10,138  $ 11,371
                                              ========  ========  ========

  Total costs accrued to date                 $235,420  $224,559
  Unrealized gain                               39,705     2,246
                                              --------  --------
     Accumulated Provision for Depreciation   $275,125  $226,805
                                              ========  ========
==============================================================================

G - Preferred Stock

Serial Preferred Stock authorized but unissued is cumulative, $25 par value, 5,000,000 shares.

In the event of default in the payment of preferred dividends, no dividends or other distributions may be paid on the Company's common stock.

The 3.60% Series Preferred Stock is redeemable in whole or in part at the option of WE at $101 per share plus any accrued dividends.

In 1994, WE called for redemption all of its 52,500 outstanding shares of 6.75% Series Preferred Stock at a redemption price of par. In 1993, WE called for redemption 626,500 shares at a purchase price of $104.05 per share plus accrued dividends to the redemption date.


H - Long-Term Debt

The maturities and sinking fund requirements through 2000 for the aggregate amount of long-term debt outstanding (excluding obligations under capital lease, see Note F) at December 31, 1995 are shown below:

==============================================================================
                                                 (Thousands of Dollars)
               1996                                     $ 30,000
               1997                                      165,700
               1998                                       60,700
               1999                                       91,700
               2000                                          700
==============================================================================

Sinking fund requirements for the years 1996 through 2000, included in the table above, are $2.8 million. Substantially all utility plant is subject to the applicable mortgage.

Long-term debt premium or discount and expense of issuance are amortized by the straight line method over the lives of the debt issues and included as interest expense. Unamortized amounts pertaining to reacquired debt are written off currently, when acquired for sinking fund purposes, or amortized in accordance with PSCW orders, when acquired for early retirement.

The fair value of the Company's long-term debt was $1.5 billion and $1.2 billion at December 31, 1995 and 1994, respectively. The fair value of the first mortgage bonds and debentures is estimated based upon the market value of the same or similar issues. Book value approximates fair value for the Company's unsecured notes. The fair value of WE's obligations under capital lease is the market value of the Wisconsin Electric Fuel Trust's commercial paper.

In September and October 1995, WE issued $98.35 million of unsecured variable rate promissory notes maturing between March 1, 2006 and September 1, 2030. These notes were issued as a revenue and collateral source for an equal principal amount of tax exempt Refunding Revenue Bonds issued on WE's behalf to refund $98.35 million of previously issued tax exempt bonds called for optional redemption that were secured by WE's First Mortgage Bonds.

In December 1995, WE issued $100 million of unsecured One Hundred Year 6 7/8% Debentures due 2095. Proceeds of the issue were added to WE's general funds and were applied to the repayment of short-term borrowings.

At December 31, 1995, the interest rate for the $67 million variable rate note due 2016 was 5.00% and the interest rate for the $98.35 million variable rate notes due 2006-2030 was 5.10%.


I - Notes Payable

Short-term notes payable balances and their corresponding weighted average interest rates consist of:

==============================================================================
                                            December 31
                                  1995                        1994
                          --------------------       ----------------------
                                      Interest                     Interest
                          Balance       Rate         Balance         Rate
                          --------    --------       --------      --------
                                       (Thousands of Dollars)

  Banks                   $100,885     5.78%         $ 87,399       6.03%
  Commercial paper          49,809     5.88%          155,106       6.04%
                          --------                   --------
                          $150,694                   $242,505
                          ========                   ========
==============================================================================

Unused lines of credit for short-term borrowing amounted to $108.6 million at December 31, 1995. In support of various informal lines of credit from banks, the Company has agreed to maintain unrestricted compensating balances or to pay commitment fees; neither the compensating balances nor the commitment fees are significant.


J - Pension Plans

Effective in 1993, the PSCW adopted Statement of Financial Accounting Standards No. 87, Employers' Accounting for Pensions ("FAS 87"), for ratemaking.

WE has several defined benefit noncontributory pension plans covering all eligible employees. Pension benefits are based on years of service and the employee's compensation. The majority of the plans' assets are equity securities; other assets include corporate and government bonds and real estate. The plans are funded to meet the requirements of the Employee Retirement Income Security Act of 1974.

In the opinion of the Company, current pension trust assets and amounts which are expected to be paid to the trusts in the future will be adequate to meet future pension payment obligations to current and future retirees.

==============================================================================
Pension Cost calculated per FAS 87              1995       1994       1993
- ----------------------------------            --------   --------   --------
                                                  (Thousands of Dollars)
Components of Net Periodic Pension Cost,
  Year Ended December 31 -
  Cost of pension benefits earned by
   employees                                  $  8,985   $ 10,933   $ 10,842
  Interest cost on projected benefit
   obligation                                   41,586     38,736     36,335
  Actual (return) loss on plan assets         (136,243)     7,634    (43,226)
  Net amortization and deferral                 88,493    (52,180)     1,067
                                              --------   --------   --------
Total pension cost calculated
under FAS 87                                  $  2,821   $  5,123   $  5,018
                                              ========   ========   ========
Actuarial Present Value of Accumulated
  Benefit Obligation, at December 31 -
  Vested benefits-employees' right to
   receive benefit no longer contingent
   upon continued employment                  $543,371   $427,847
  Nonvested benefits-employees' right to
   receive benefit contingent upon
   continued employment                         12,651      9,963
                                              --------   --------
Total obligation                              $556,022   $437,810
                                              ========   ========
Funded Status of Plans: Pension Assets and
  Obligations at December 31 -
  Pension assets at fair market value         $637,529   $527,182
  Projected benefit obligation
   at present value                           (584,785)  (513,166)
  Unrecognized transition asset                (22,034)   (24,628)
  Unrecognized prior service cost               23,194     19,567
  Unrecognized net gain                        (54,780)   (17,569)
                                              --------   --------
Projected status of plans                     $   (876)  $ (8,614)
                                              ========   ========
Rates used for calculations (%) -
  Discount rate-interest rate used to
   adjust for the time value of money            7.25       8.25       7.5
  Assumed rate of increase in
   compensation levels                           4.75       5.0        5.0
  Expected long-term rate of return
   on pension assets                             9.0        9.0        9.0
==============================================================================


K - Benefits Other Than Pensions

Postretirement Benefits: Effective in 1993, the Company adopted prospectively Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions ("FAS 106") and elected the 20 year option for amortization of the previously unrecognized accumulated postretirement benefit obligation. The PSCW has issued an order recognizing FAS 106 for ratemaking; therefore adoption has no material impact on net income.

WE sponsors defined benefit postretirement plans that cover both salaried and nonsalaried employees who retire at age 55 or older with at least 10 years of credited service. The postretirement medical plan provides coverage to retirees and their dependents. Retirees contribute to the medical plan. The group life insurance benefit is based on employee compensation and is reduced upon retirement.

Employees' Benefit Trusts ("Trusts") are used to fund a major portion of postretirement benefits. The funding policy for the Trusts is to maximize tax deductibility. The majority of the Trusts' assets are mutual funds.

==============================================================================
Postretirement Benefit Cost
 calculated per FAS 106                         1995       1994       1993
- -------------------------------------------   --------   --------   --------
                                                  (Thousands of Dollars)
Components of Net Periodic Postretirement
Benefit Cost, Year Ended December 31 -
  Cost of postretirement benefits
   earned by employees                        $  2,276   $  2,653   $  3,105
  Interest cost on projected
   benefit obligation                           10,458     10,148     10,395
  Actual return on plan assets                 (12,598)    (3,893)    (2,388)
  Net amortization and deferral                 13,951      5,648      5,082
                                              --------   --------   --------
Total postretirement benefit cost
  calculated under FAS 106                    $ 14,087   $ 14,556   $ 16,194
                                              ========   ========   ========
Funded Status of Plans: Postretirement
Obligations and Assets at December 31 -
  Accumulated Postretirement Benefit
  Obligation at December 31 -
   Retirees                                   $(92,746)  $(83,670)
   Fully eligible active plan participants     (10,304)    (7,223)
   Other active plan participants              (41,732)   (37,255)
                                              --------   --------
  Total obligation                            (144,782)  (128,148)

  Postretirement assets at
   fair market value                            45,086     37,919
                                              --------   --------
  Accumulated postretirement benefit
   obligation in excess of plan assets         (99,696)   (90,229)

  Unrecognized transition obligation            83,268     90,302
  Unrecognized prior service cost               (1,279)    (1,169)
  Unrecognized net gain                         (6,102)   (16,484)
                                              --------   --------
Accrued Postretirement Benefit Obligation     $(23,809)  $(17,580)
                                              ========   ========
==============================================================================

==============================================================================
Postretirement Benefit Cost
 calculated per FAS 106 (cont'd)                1995       1994       1993
- -------------------------------------------   --------   --------   --------
                                                  (Thousands of Dollars)
Rates used for calculations (%) -
  Discount rate-interest rate used to
   adjust for the time value of money             7.25       8.25       7.5
  Assumed rate of increase in
   compensation levels                            4.75       5.0        5.0
  Expected long-term rate of return
   on postretirement assets                       9.0        9.0        9.0
  Health care cost trend rate                    11.0 declining to
                                                  5.0 in year 2002
==============================================================================

Changes in health care cost trend rates will affect the amounts reported. For example, a 1% increase in rates would increase the accumulated postretirement benefit obligation as of December 31, 1995 by $9.5 million and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by $1 million.

Revitalization: In the first quarter of 1994, WE recorded a $73.9 million charge related to its revitalization program. This charge included $37.5 million for Early Retirement Incentive Packages ("ERIP") and $25 million for Severance Packages ("SP"). These plans were used to reduce employee staffing levels. ERIP provided for a monthly income supplement ("ERIP supplement"), medical benefits and waiver of an early retirement pension reduction. The SP included a severance payment, medical/dental insurance, outplacement services, personal financial planning and tuition support. Availability of these plans to various bargaining units was based upon agreements made between WE and the bargaining units. These plans were available to most management employees but not to elected officers.

Under ERIP, 403 employees elected to retire in 1994. Under SP, 651 and 75 employees enrolled in 1994 and 1995, respectively. ERIP supplement costs are paid from pension plan trusts and medical/dental benefits from employee benefit trusts. Remaining ERIP and SP costs are paid from general corporate funds. The ultimate timing of cash flows for ERIP supplement costs depends upon the funding limitations of WE's pension plans. With the exception of ERIP supplement costs, approximately $35.4 million have been paid against the revitalization liability through December 31, 1995, and a liability of $0.9 million remains outstanding at December 31, 1995.


L - Information By Segments of Business

WE is a public utility incorporated in the State of Wisconsin. The Company's principal business segments include electric, gas and steam utility operations. The electric utility generates, transmits, distributes and sells electric energy in southeastern (including metropolitan Milwaukee), east central and northern Wisconsin and in the Upper Peninsula of Michigan. The gas utility purchases, distributes and sells natural gas to retail customers and transports customer-owned gas in three service areas in southeastern, east central and western Wisconsin that are largely within the electric service area. The steam utility produces, distributes and sells steam to space heating and processing customers in downtown and the near south side of Milwaukee. The following summarizes the business segments of the Company:

==============================================================================
Year ended December 31                       1995        1994        1993
- ----------------------                    ----------  ----------  ----------
                                                (Thousands of Dollars)
Electric Operations
  Operating revenues                      $1,437,480  $1,403,562  $1,347,844
  Operating income before income taxes       419,271     329,216     329,727
  Depreciation                               164,789     159,414     149,646
  Construction expenditures                  223,723     244,718     305,467

Gas Operations
  Operating revenues                         318,262     324,349     331,301
  Operating income before income taxes        47,022      30,993      31,025
  Depreciation                                17,722      16,856      16,235
  Construction expenditures                   24,851      25,481      24,419

Steam Operations
  Operating revenues                          14,742      14,281      14,090
  Operating income before income taxes         3,757       2,825       3,147
  Depreciation                                 1,365       1,344       1,185
  Construction expenditures                      206       1,213       4,940

Total
  Operating revenues                       1,770,484   1,742,192   1,693,235
  Operating income before income taxes       470,050     363,034     363,899
  Depreciation                               183,876     177,614     167,066
  Construction expenditures
    (including non-utility)                  248,867     271,448     334,932

At December 31
- --------------
Net Identifiable Assets
  Electric                                $3,901,611  $3,797,755  $3,665,493
  Gas                                        386,864     376,344     385,390
  Steam                                       25,214      25,315      25,119
  Non-utility                                  5,235       2,779       2,971
                                          ----------  ----------  ----------
Total Assets                              $4,318,924  $4,202,193  $4,078,973
                                          ==========  ==========  ==========
==============================================================================


M - Transactions with Associated Companies

Managerial, financial, accounting, legal, data processing and other services may be rendered between associated companies and are billed in accordance with service agreements approved by the PSCW. The Company received from WEC stockholder capital contributions of $30 million in 1995 and 1994, and $10 million in 1993.

N - Commitments and Contingencies

Kimberly Cogeneration Facility: In 1993, a competitive bidding process conducted by the PSCW resulted in selection of a proposal submitted by an unaffiliated independent power producer, LSP-Whitewater L.P. ("LS Power"), to construct a generation facility to meet a portion of WE's anticipated increase in system supply needs. WE subsequently signed a long-term agreement to purchase electricity from the proposed facility. The agreement is contingent upon the facility being completed and going into operation, which at this time is planned for mid-1997.

Prior to the 1993 selection of the LS Power generation facility by the PSCW, WE had proposed to construct its own 220 megawatt cogeneration facility in Kimberly, Wisconsin, which was intended to provide process steam to Repap Wisconsin, Inc. ("Repap") starting in mid-1994. In the PSCW Order, the WE project was selected as the second place conditional project if the LS Power project did not proceed. WE had made expenditures for the Kimberly facility of approximately $65.8 million associated with the procurement of three combustion turbines, one steam turbine and three heat recovery boilers in order to achieve the in-service dates as agreed to in a steam service contract with Repap.

The Company is currently reviewing other options for use or sale of its Kimberly Cogeneration Facility equipment (the "Equipment"). The Equipment is of a technology of natural gas-fired combined cycle generation equipment that is marketed worldwide. The Company is investigating opportunities to sell the Equipment or to use it in another power project and is currently evaluating potential sales opportunities and/or power projects involving the Equipment. At this time, the Company does not believe that disposition of the Equipment will have a material adverse effect on its financial condition. However, there is a possibility that WE may need to recognize an impairment of the Equipment in the future should the projects noted above not occur and should no other viable sales opportunities and/or power projects involving the Equipment be identified.

Manufactured Gas Plant Sites: WE's natural gas business unit is investigating the remediation of a number of former manufactured gas plant ("MGP") sites. Operations at these MGP sites ceased over 40 years ago. Limited remediation activities occurred at a number of these sites during the 1980's, with removal of waste materials known to be present at that time. In 1995, WE presented a plan to investigate and remediate sites to the Wisconsin Department of Natural Resources ("DNR"). During 1995, WE conducted site investigations at four sites and partial remediation activities were conducted at one site. Approximately $1.6 million has been spent through December 31, 1995 for such activities. Remediation costs to be incurred through the year 2000 have been estimated to be $12 million, but the total costs are uncertain pending the results of further site specific investigations and the selection of site specific remedial actions. In a September 11, 1995 letter order, the PSCW allowed WE to defer MGP site remediation costs with final rate treatment of such costs to be determined in future rate cases. As of December 31, 1995, WE has recorded an accrued liability of $1.6 million for MGP site remediation and a related deferred regulatory asset of $3.2 million. WE expects to accrue additional MGP site remediation liabilities during 1996 as site specific investigations are completed and site specific remedial actions are identified. WE will seek rate recovery for these costs and does not anticipate that there will be a material adverse effect on its net income or financial position.

Plans for the construction and financing of future additions to utility plant can be found elsewhere in this report in MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - "LIQUIDITY AND CAPITAL RESOURCES - Capital Requirements 1996-2000."


                                   DIRECTORS

The information under "Election of Directors" in Wisconsin Electric's definitive Information Statement dated April 26, 1996, attached hereto, is incorporated herein by reference.


                              EXECUTIVE OFFICERS

(Figures in brackets indicate age and years of service with Wisconsin Electric Power Company as of December 31, 1995.)


RICHARD A. ABDOO [51,20]                      CHARLES T. GOVIN, JR.[49,16]
Chairman of the Board                         Vice President-Gas Operations
& Chief Executive Officer


RICHARD R. GRIGG [47,25]                      KRISTINE M. KRAUSE [41,17]
President & Chief Operating Officer           Vice President-Fossil Operations


DAVID K. PORTER [52,26]                       ROBERT E. LINK [44,21]
Senior Vice President                         Vice President-Nuclear Power


CALVIN H. BAKER [52,4]                        KRISTINE A. RAPPE [39,13]
Vice President-Finance                        Vice President-Customer Services
& Chief Financial Officer


ANN MARIE BRADY [43,7]                        ANNE. K. KLISURICH [48,23]
Secretary                                     Controller
& Vice President-External Affairs


FRANCIS BRZEZINSKI [44,6]
Vice President-Business Development

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and the Stockholders of Wisconsin Electric Power Company

In our opinion, the accompanying balance sheet and capitalization statement and the related statements of income, of common stock equity and of cash flows present fairly, in all material respects, the financial position of Wisconsin Electric Power Company at December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.






/s/Price Waterhouse LLP
- -----------------------
PRICE WATERHOUSE LLP
Milwaukee, Wisconsin
January 31, 1996
























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